UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2012

May 15, 2012

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200
General meeting of shareholders:	June 28, 2012
Dividend payment date:	June 28, 2012
Securities report issuing date:	June 28, 2012
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2012

(1)    Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2012	4,951,095	9.3	1,471,991	127.7	981,331	68.3
March 31, 2011	4,528,933	(10.1)	646,432	18.5	583,079	50.0

(*)	Comprehensive income

                   March 31, 2012: 1,310,584 million yen         - %                 ;          March 31, 2011: (37,079) million yen         -%

	Net Income per Common Stock	Diluted Net Income per Common Stock	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2012	68.09	67.94	10.6	0.7	29.7
March 31, 2011	39.95	39.89	6.6	0.3	14.3

(Reference) Income from investment in affiliates (Equity method)

                   March 31, 2012: 377,515 million yen;      March 31, 2011: 11,371 million yen

(2)    Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)	Total Net Assets per Common Stock	Risk-adjusted Capital Ratio (*2)
	million yen	million yen	%	yen	%
As of
March 31, 2012	218,861,616	11,675,784	4.6	678.25	14.91
March 31, 2011	206,227,081	10,814,425	4.3	604.58	14.89

(Reference) Shareholders’ equity as of      March 31, 2012: 9,993,029 million yen;      March 31, 2011: 8,948,948 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below (Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

(3)    Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2012	7,585,524	(7,514,157)	(468,710)	4,486,753
March 31, 2011	10,495,808	(8,587,988)	(948,646)	4,919,083

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2011	—	6.00	—	6.00	12.00	169,809	30.0	2.0
ended March 31, 2012	—	6.00	—	6.00	12.00	169,853	17.6	1.9
ending March 31, 2013 (Forecast)	—	6.00	—	6.00	12.00	——	26.0	——

(*)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Target for the Fiscal Year ending March 31, 2013 (Consolidated)

MUFG has set an earnings target of 670.0 billion yen of consolidated net income for the fiscal year ending March 31, 2013.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses,

MUFG discloses a target of its consolidated net income instead of a forecast of its performance. Please see “3. Management Policy (4) Management Targets”, for further information of the target.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2012	14,154,534,220 shares
	March 31, 2011	14,150,894,620 shares
(B) Treasury stocks:	March 31, 2012	9,553,750 shares
	March 31, 2011	9,413,730 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2012	14,144,183,615 shares
	Fiscal year ended March 31, 2011	14,140,858,163 shares

(Reference) Summary of non-consolidated financial data

1. Non-consolidated Financial Data for the Fiscal Year ended March 31, 2012

(1)  Results of Operations

	(% represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2012	272,114	(34.2)	257,031	(35.5)	234,840	(36.5)	238,437	(30.9)
March 31, 2011	413,611	42.2	398,756	45.4	369,982	56.9	344,931	244.6

	Net Income per Common Stock		Diluted Net Income per Common Stock
	yen		yen
Fiscal year ended
March 31, 2012	15.58		15.56
March 31, 2011	23.11		23.09

(2)  Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2012	10,918,957	8,667,823	79.3	583.63
March 31, 2011	10,991,515	8,612,722	78.3	579.94

(Reference) Shareholders’ equity as of March 31, 2012: 8,659,889 million yen; March 31, 2011: 8,605,534 million yen

*Disclosure regarding the execution of the audit process

This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2011	—	57.50	—	57.50	115.00
Fiscal year ended March 31, 2012	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2013 (Forecast)	—	57.50	—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2011	—	2.65	—	2.65	5.30
Fiscal year ended March 31, 2012	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2013 (Forecast)	—	2.65	—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	4
(3) Basic policy regarding profit distribution and dividends for fiscal years 2011 and 2012	4
2. Information on Mitsubishi UFJ Financial Group (MUFG Group)	5
3. Management Policy	7
(1) Principal management policy	7
(2) Medium- and long-term management strategy	7
(3) Key issues	8
(4) Management Targets	10
4. Consolidated Financial Statements	11
(1) Consolidated Balance Sheets	11
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	13
(3) Consolidated Statements of Changes in Net Assets	16
(4) Consolidated Statements of Cash Flows	19
Notes on Going-Concern Assumption	21
Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements	21
Additional Information	29
Notes to the Consolidated Financial Statements	30
Consolidated Balance Sheet
Consolidated Statements of Income
Consolidated Statements of Changes in Net Assets
Consolidated Statements of Cash Flows
Financial Instruments
Securities
Money Held in Trust
Net Unrealized Gains (Losses) on Other Securities
Segment Information
Per Share Information
5. Non-consolidated Financial Statements	46
(1) Non-consolidated Balance Sheets	46
(2) Non-consolidated Statements of Income	48
(3) Non-consolidated Statements of Changes in Net Assets	49
Notes on Going-Concern Assumption	51
6. Other	51
(1) Changes of Directors and Corporate Auditors	51

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the fiscal year ended March 31, 2012”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	May 15, 2012 (Tuesday)
Explanation for investors and analysts:	May 23, 2012 (Wednesday)

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2012)

On the subject of the economic and financial environment for the fiscal 2011, the Euro-zone economy contracted considerably due to worsening sovereign debt crisis. Economic situation in the US improved in H2 but its pace remained relatively moderate under structural adjustment pressures. In emerging countries such as Asian countries, the slowing European economy caused exports—one of the main driving forces—to slow, and the region’s economy as a whole weakened as a result. Japan’s economy, on the other hand, posted negative growth before recovering from the March 11 earthquake over the summer as damaged capital stock and the supply-chains were restored. The Japanese economy marked negative growth again toward the end of 2011 as overseas economies deteriorated and the JPY appreciated. However, reconstruction and rebuilding demand, especially in the disaster-stricken areas, have gradually emerged, and positive movements have also appeared throughout the entire economy.

In the financial environment, the policy rates have been kept low in the US and UK, while in the Euro-zone, the European Central Bank raised its policy rate slightly in H1 before lowering it again and providing a huge amount of liquidity. Further, many emerging countries turned to monetary easing, lowering their policy rates. In Japan, the Bank of Japan increased the total size of the Asset Purchase Program three times during the fiscal year while conducting its virtually zero interest rate policy. The Bank also released its medium- to long-term price stability goal in February of 2012, announcing that it would conduct monetary policy to achieve the goal of 1% in terms of the year-on-year rate of increase in the Consumer Price Index. Short- and long-term interest rates both remained low despite a few temporary rises in long-term yields. The JPY appreciation trend persisted amid mounting concern over the worsening European sovereign debt crisis and slowing overseas economies, despite easing somewhat toward the end of the fiscal year. The stock market also struggled due to a number of negative factors but started to firm up toward the end of the fiscal year as the JPY strengthening pressures eased.

Under such business environment, consolidated gross profits for the fiscal year ended March 31, 2012 decreased by 20.4 billion yen from the previous fiscal year to 3,502.0 billion yen. This was mainly due to a decrease in net interest income such as income from consumer-finance segment due to revisions of Money Lending Business Act, and dividend income on preferred stock from Morgan Stanley, partially offset by an increase in net gains on sales of debt securities such as JGBs and a decrease in trading losses from securities subsidiary. General and administrative expenses decreased by 26.3 billion yen from the previous fiscal year due to the progress in an ongoing intensive corporate-wide cost reduction. As a result, net business profits were 1,507.4 billion yen, remained almost unchanged from the previous fiscal year.

Total credit costs for the fiscal year ended March 31, 2012 decreased by 160.6 billion yen from the previous fiscal year, mainly due to accounting of reversal of general allowance for credit losses and a decrease in losses on loan write-offs. However, net losses on equity securities increased by 31.5 billion yen from the previous fiscal year, primarily due to an increase in net losses on sales of equity securities and losses on write-down of equity securities. Other non-recurring gains and losses improved by 684.4 billion yen from the previous fiscal year, mainly due to the application of equity method accounting for our investment in Morgan Stanley by completion of conversion of the convertible preferred stock into their common stock and a decrease in provision for losses on interest repayment.

Mitsubishi UFJ Financial Group, Inc.

As a result, ordinary profits for the fiscal year ended March 31, 2012 were 1,471.9 billion yen, an increase of 825.5 billion yen from the previous fiscal year. Consolidated net income for the fiscal year ended March 31, 2012 was 981.3 billion yen, an increase of 398.2 billion yen from the previous fiscal year due to an increase in total of income taxes-current and income taxes-deferred reflecting tax system revisions and minority interests.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2011	Increase (Decrease)
Gross Profits before credit costs for trust accounts	3,502.0	3,522.5	(20.4)
General and administrative expenses	1,994.5	2,020.8	(26.3)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,507.4	1,501.6	5.8
Credit costs	(257.5)	(424.2)	166.7
Net gains (losses) on equity securities	(88.6)	(57.1)	(31.5)
Other non-recurring gains (losses)	310.7	(373.7)	684.4
Profits (Losses) from investments in affiliates	377.5	11.3	366.1
Ordinary profits	1,471.9	646.4	825.5
Net extraordinary gains (losses)	(23.8)	(6.8)	(16.9)
Total of income taxes-current and income taxes-deferred	(376.4)	(175.4)	(200.9)
Minority interests	(90.2)	119.0	(209.3)
Net income (losses)	981.3	583.0	398.2
Total credit costs *1	(193.4)	(354.1)	160.6

*1	Included gains on loans written-offs

(Earnings Target for the fiscal year ending March 31, 2013)

MUFG has set an earnings target of 670.0 billion yen of consolidated net income for the fiscal year ending March 31, 2013.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Please see “3. Management Policy (4) Management Targets”, for further information of the target.

Mitsubishi UFJ Financial Group, Inc.

(2)  Analysis of financial condition

Total assets as of March 31, 2012 increased by 12,634.5 billion yen from March 31, 2011 to 218,861.6 billion yen, and total net assets as of March 31, 2012 increased by 861.3 billion yen from March 31, 2011 to 11,675.7 billion yen. The increase in total net assets reflected an increase in retained earnings and net unrealized gains on other securities.

With regard to major items of assets, securities as of March 31, 2012 increased by 7,241.0 billion yen from March 31, 2011 to 78,264.7 billion yen and loans and bills discounted as of March 31, 2012 increased by 4,497.6 billion yen from March 31, 2011 to 84,492.6 billion yen. With regard to major items of liabilities, deposits as of March 31, 2012 increased by 644.9 billion yen from March 31, 2011 to 124,789.2 billion yen.

MUFG’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards as of March 31, 2012 was 14.91%, an improvement of 0.01 percentage points from March 31, 2011.

(3)  Basic policy regarding profit distribution and dividends for fiscal years 2011 and 2012

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make efforts to continuously increase dividends while sustaining corporate value growth and further strengthening its corporate financial standing.

With respect to the year-end dividend for common stock for fiscal year 2011, MUFG plans to pay ¥6 per share in accordance with the previously announced dividend forecast. As a result, the annual dividend for fiscal year 2011, including the interim dividend of ¥6 per share, is expected to be ¥12 per share, which is the same amount as the annual dividend of ¥12 paid for the previous fiscal year. With respect to the year-end dividend for preferred stock for fiscal year 2011, MUFG plans to pay; for the first series of class 5 preferred stock, the prescribed amount of ¥57.50 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥115 per share for the fiscal year); and for class 11 preferred stock, the prescribed amount of ¥2.65 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥5.30 per share for the fiscal year).

The annual dividend forecast for common stock for fiscal year 2012 is ¥12 per share, which is the same amount as the annual dividend paid for fiscal year 2011. The annual dividend forecasts for preferred stock for fiscal year 2012 are: for the first series of class 5 preferred stock, the prescribed amount of ¥115 per share; and for class 11 preferred stock, the prescribed amount of ¥5.30 per share.

Mitsubishi UFJ Financial Group, Inc.

2.  Information on Mitsubishi UFJ Financial Group (MUFG Group)

MUFG Group comprises the holding company, 224 consolidated subsidiaries, and 59 equity-method affiliates. The Group is engaged primarily in the banking business and also conducts trust banking business, securities business, credit card / loan business, leasing business and other businesses. The Group conducts reporting of its main entities (on a consolidated basis) on a segmental basis and the relationships between MUFG and its major related companies are as shown in the chart below.

(As of March 31, 2012)

○: Consolidated subsidiary ◇: Equity-method accounted affiliate

**Mitsubishi UFJ Financial Group**

Mitsubishi UFJ Financial Group, Inc.

| Group | Company |
|---|---|
| The Bank of Tokyo-Mitsubishi UFJ, Ltd. | ○The Bank of Tokyo-Mitsubishi UFJ, Ltd. |
| | ○kabu.com Securities Co., Ltd. |
| | ○Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. |
| | ○MU Frontier Servicer Co., Ltd. |
| | ○NBL Co., Ltd. |
| | ○Mitsubishi UFJ Factors Limited |
| | ○Mitsubishi UFJ Research and Consulting Co., Ltd. |
| | ○Mitsubishi UFJ Capital Co., Ltd. |
| | ◇JACCS CO., LTD. |
| | ◇Jibun Bank Corporation |
| | ◇Mobit Co., Ltd. |
| | ◇JALCARD, INC. |
| | ◇BOT Lease Co., Ltd. |
| | ◇Senshu Ikeda Holdings,Inc. |
| | ◇The Chukyo Bank, Ltd. |
| | ○UnionBanCal Corporation |
| | ○BTMU Capital Corporation |
| | ○BTMU Leasing & Finance, Inc. |
| | ○PT U Finance Indonesia |
| | ○PT. BTMU-BRI Finance |
| | ○PT. Bank Nusantara Parahyangan, Tbk. |
| | ◇Dah Sing Financial Holdings Limited |
| Mitsubishi UFJ Trust and Banking Corporation | ○Mitsubishi UFJ Trust and Banking Corporation |
| | ○The Master Trust Bank of Japan, Ltd. |
| | ○Mitsubishi UFJ Real Estate Services Co., Ltd. |
| | ○Mitsubishi UFJ Asset Management Co., Ltd. |
| | ○Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) |
| | ○Mitsubishi UFJ Global Custody S.A. |
| | ○Mitsubishi UFJ Trust International Limited |
| | ◇Aberdeen Asset Management PLC |
| | ◇AMP Capital Holdings Limited |
| Mitsubishi UFJ Securities Holdings Co., Ltd. | ○Mitsubishi UFJ Securities Holdings Co., Ltd. |
| | ○Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. |
| | ○KOKUSAI Asset Management Co., Ltd. |
| | ◇Marunouchi Capital Co., Ltd. |
| | ◇Morgan Stanley MUFG Securities Co., Ltd. |
| | ○Mitsubishi UFJ Securities International plc |
| | ○Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd. |
| | ○Mitsubishi UFJ Securities (USA), Inc. |
| | ○Mitsubishi UFJ Securities (HK) Holdings, Limited |
| CF subsidiaries *1 | ○Mitsubishi UFJ NICOS Co., Ltd. |
| | ○ACOM CO., LTD. |
| Other businesses | ◇Mitsubishi UFJ Lease & Finance Company Limited |
| | ◇Mitsubishi Research Institute DCS Co., Ltd. |
| | ◇Morgan Stanley |

*1	Consumer finance subsidiaries.

Mitsubishi UFJ Financial Group, Inc.

The Group has a combined group organization through which it seeks as a unified group to meet the financial needs of its customers by providing financial products and services that transcend traditional business boundaries. A system of integrated business groups has been introduced under which the group formulates a unified strategy and pursues its business based on coordination between group companies.

(As of May 15, 2012)

General Meeting of Shareholders
Corporate Auditors Board of Corporate Auditors
Board of Directors
Internal Audit and Compliance Committee
Nomination and Compensation Committee
Advisory Board
Executive Committee
Supporting Committees
Integrated Retail Banking Business Group
Retail Business Planning Division
Retail Affiliates Office
Retail Academy *
Marketing Office *
Retail & Corporate Business Collaboration Office *
Retail Branch Management Division
Retail Academy *
Retail & Corporate Business Promotion Office *
Retail Business Development Division
Financial Instruments Intermediary Service Office
Bancassurance Strategy Office
Private Banking Division
Business Owner PB Planning Office *
Retail Trust Business Office
Retail Business Promotion Planning Division
Marketing Office *
Retail Trust Business Planning Division
Integrated Corporate Banking Business Group
Corporate Business Planning Division
Corporate Business Career Strategy Office
Retail & Corporate Business Collaboration Office *
Trust Business Planning Division
Corporate & Investment Banking Planning Division
Corporate Business Development Division
Retail & Corporate Business Promotion Office *
Business Owner PB Planning Office *
Integrated Trust Assets Business Group
Asset Management and Administration Planning Division
Integrated Global Business Group
Global Planning Division
Global Business Development Office
Global Business Promotion Office
Global Risk Management Division
Corporate Governance Division for the United States
Corporate Administration Division
Corporate Planning Division
Investor Relations Office
Strategic Alliance Office
Public Relations Division
Financial Planning Division
Financial Accounting Office
IFRS Project Management Office
CSR Promotion Division
Corporate Risk Management Division
Credit & Investment Management Division
Compliance Division
Conflict-of-Interest Management Office
Legal Office
Internal Audit Division
Operations & Systems Planning Division

* Offices marked with an asterix are shared by multiple divisions or are jointly administered within a division

Note:	On July 1, 2012, MUFG plans to establish a new business group, the Integrated Global Markets Business Group, within which it is planned to establish a new Global Markets Planning Division. On the same day, MUFG plans to establish a new Group Strategy Division for EMEA, containing a Risk Monitoring Office for EMEA, within the Integrated Global Business Group. It is also planned to rename the current Corporate Governance Division for the United States as the US Holdings Division, and to establish a new Enterprise Risk Management Office for the United States within that division.

Mitsubishi UFJ Financial Group, Inc.

3. Management Policy

(1)  Principal management policy

MUFG Group put in place a management philosophy at the Group’s launch. This has now been reworked to become the Group Corporate Vision, outlined below. Throughout the Group, the people of MUFG are working under three shared values—Integrity and Responsibility, Professionalism and Teamwork, and Challenging Ourselves to Grow—while aiming to be the world’s most trusted financial group.

•	Corporate Vision

(2)  Medium- and long-term management strategy

MUFG Group’s new Medium-term Business Plan is for three years, starting in fiscal 2012. The basic policies of the Plan are as follows:

	Enhance comprehensive financial service capabilities on a global basis

‚	Contribute to initiatives for revitalizing and regenerating the Japanese market

ƒ	Leverage world-class capabilities in capital and risk management

Social and economic structures are changing in Japan and worldwide with aging populations, globalization and other such factors, and the environment for financial institutions is also undergoing significant change amid stronger international regulations and other influences. Under our new Medium-term Business Plan we intend to respond deliberately to these changes, building on our solid domestic business base to raise our global-level comprehensive financial services capabilities and strengthening our financial and management foundations. Through these measures we aim to earn the trust of our customers and meet their expectations in Japan and around the world.

Mitsubishi UFJ Financial Group, Inc.

(3)  Key issues

The economic environment during fiscal 2011 remained severe, affected amongst other things by the dramatic impact in Japan of the Great East Japan Earthquake, and by the share price and interest rate instability arising from a deepening of the European sovereign debt crisis. Throughout the year, MUFG Group supported the recovery of Japan’s disaster region, for example by ensuring a smooth supply of finance. As the final year of the Medium-term Business Plan that began in fiscal 2009, we also worked to enhance our core capital and realize a higher level of earnings growth.

During fiscal 2012, the first year of the new Medium-term Business Plan, the Group will establish a basis for achieving the aims of the Plan by targeting early implementation of key initial measures for each of the Plan’s strategies.

In working to grow earnings and enhance returns to shareholders, the Group will address the following key issues.

Promotion of growth strategies

In the Retail business, MUFG Group will offer products that meet various needs of customers, such as products pertaining to asset management, inheritance, real estate and loans according to the customers’ life stages.

In Corporate business, the Group will strive to provide optimal solutions for customers by aggressively pursuing its CIB (Corporate & Investment Banking1) strategy and trust-related business strategy, including pensions, real estate and stock transfer agency services, through the enhancement of cooperation within MUFG Group.

In Global business, the Group will work to further expand its network centered on the high-growth region of Asia, while pursuing its CIB strategy by strengthening collaboration between Group companies and regions and utilizing its alliance with Morgan Stanley, with the aim of expanding the Group’s business scale and presence.

In Trust Assets business, MUFG Group will seek to augment the balance of entrusted assets through the enhancement of cooperation within MUFG Group as well as that of product development, and will also endeavor to improve its presence as a global management institution.

In Global Markets business, MUFG Group will strengthen collaboration between Group companies and regions in sales and trading business2, creating a structure that enables the Group to provide comprehensive services on a global scale.

MUFG Group will continue ongoing efforts to strengthen earnings capacity, making use of its formidable capabilities across the Group while strengthening collaboration in three areas: between Group companies, business groups, and regions.

*1	Refers to business aimed at improving customer’s corporate value, comprising corporate banking such as deposit and loan services, along with investment banking operations such as M&A advisory.
*2	Refers to business comprising the sale to customers of financial products such as equities, bonds, and derivatives along with trading of market risk between banks or at exchanges.

Mitsubishi UFJ Financial Group, Inc.

Enhancement of management fundamentals and control

MUFG Group will support its growth strategy by strengthening management fundamentals and control.

As part of measures to enhance management control, measures will be taken to strengthen governance not only in Japan but also in overseas regions as the Group’s overseas business expands.

The Group will respond appropriately amid moves to strengthen core capital requirements and other aspects of global financial regulations, and will engage in proper capital management, including making effective use of equity capital.

With respect to management fundamentals, the Group will pursue synergies between Group companies to improve the quality of operations and increase the sophistication of systems and IT infrastructure.

Promotion of CSR management and strengthening the MUFG brand

MUFG Group will seek to enhance customer satisfaction through the provision of the distinct services of MUFG while also conducting management with a clear emphasis on its CSR (corporate social responsibilities).

MUFG Group has been working on two priority themes for its CSR activities: “Addressing Global Environmental Issues,” and “Nurturing Society’s Next Generation.” Under the first theme, guided by the MUFG Environmental Action Policy, we will seek to utilize the financial functions of each Group company as we strive to provide products and services that respond to customer needs.

MUFG Group will continue to offer its utmost support to recovery in regions affected by the Great East Japan Earthquake. In collaboration with the National Federation of UNESCO Associations in JAPAN, Bank of Tokyo-Mitsubishi UFJ has established the “MUFG NFUAJ East Japan Earthquake Recovery and Scholarship Fund”, as part of measures to support recovery over the longer term. The activities of the fund are centered on a scholarship program, totaling approximately ¥3.0 billion, for children of elementary, junior high school and high school age who lost their parents in the Great East Japan Earthquake, along with a range of other initiatives, such as replanting flowers in school gardens.

Under the new Group Corporate Vision, all employees and executives will work together to maintain and strengthen the MUFG brand, following the Group’s three core values—Integrity and Responsibility, Professionalism and Teamwork, and Challenging Ourselves to Grow—to earn the broadest possible appreciation and support from society.

By engaging in the range of initiatives outlined above, including promoting growth, enhancing management fundamentals and control, promoting CSR and strengthening the MUFG brand, the Group will strive to maximize value for shareholders.

Mitsubishi UFJ Financial Group, Inc.

(4)  Management Targets

MUFG has set an earnings target of 670.0 billion yen of consolidated net income for the fiscal year ending March 31, 2013.

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2013	For the six months ending September 30, 2012	For the fiscal year ended March 31, 2012 (Results)	For the six months ended September 30, 2011 (Results)
Ordinary profits	1,110.0	500.0	1,471.9	958.6
Net income (loss)	670.0	290.0	981.3	696.0
Total credit costs	(210.0)	(100.0)	(193.4)	(28.6)

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	860.0	405.0	1,022.8	553.8
Ordinary profits (losses)	690.0	310.0	743.3	416.5
Net income (loss)	460.0	215.0	469.0	271.9
Total credit costs	(100.0)	(50.0)	(125.3)	(7.5)

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	155.0	70.0	148.1	74.6
Ordinary profits (losses)	130.0	60.0	110.1	64.1
Net income (loss)	80.0	40.0	75.8	46.0
Total credit costs	(10.0)	(5.0)	(9.2)	7.0

Mitsubishi UFJ Financial Group, Inc.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Assets:
Cash and due from banks	10,406,053	9,036,116
Call loans and bills bought	361,123	347,930
Receivables under resale agreements	4,997,138	4,552,860
Receivables under securities borrowing transactions	3,621,210	3,256,655
Monetary claims bought	2,700,617	2,954,838
Trading assets	14,946,185	16,768,713
Money held in trust	357,159	395,352
Securities	71,023,637	78,264,735
Loans and bills discounted	79,995,024	84,492,697
Foreign exchanges	1,140,201	1,480,083
Other assets	6,631,715	8,004,949
Tangible fixed assets	1,333,298	1,343,909
Buildings	319,485	310,003
Land	740,007	729,229
Lease assets	7,699	14,324
Construction in progress	14,917	19,327
Other tangible fixed assets	251,187	271,024
Intangible fixed assets	1,069,317	1,023,834
Software	459,268	443,091
Goodwill	450,965	418,401
Lease assets	1,047	881
Other intangible fixed assets	158,035	161,460
Deferred tax assets	780,310	522,886
Customers’ liabilities for acceptances and guarantees	8,008,084	7,539,826
Allowance for credit losses	(1,143,997)	(1,123,773)

Total assets	206,227,081	218,861,616

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Liabilities:
Deposits	124,144,337	124,789,252
Negotiable certificates of deposit	10,961,012	12,980,617
Call money and bills sold	2,311,428	2,809,618
Payables under repurchase agreements	12,385,585	13,585,846
Payables under securities lending transactions	2,102,757	4,978,915
Commercial papers	101,688	569,659
Trading liabilities	11,219,391	13,451,275
Borrowed money	8,895,546	10,318,096
Foreign exchanges	685,309	874,225
Short-term bonds payable	436,967	523,065
Bonds payable	6,438,685	6,634,121
Due to trust accounts	1,459,108	1,416,725
Other liabilities	5,422,853	5,956,502
Reserve for bonuses	44,983	47,797
Reserve for bonuses to directors	543	1,057
Reserve for retirement benefits	59,192	81,111
Reserve for retirement benefits to directors	1,556	1,534
Reserve for loyalty award credits	8,627	6,768
Reserve for contingent losses	492,693	373,439
Reserves under special laws	2,235	1,799
Deferred tax liabilities	43,301	84,706
Deferred tax liabilities for land revaluation	186,765	159,867
Acceptances and guarantees	8,008,084	7,539,826

Total liabilities	195,412,655	207,185,831

Net assets:
Capital stock	2,137,476	2,138,487
Capital surplus	2,174,287	2,175,304
Retained earnings	4,799,668	5,602,327
Treasury stock	(6,458)	(6,544)

Total shareholders’ equity	9,104,972	9,909,575

Net unrealized gains (losses) on other securities	90,765	440,900
Net deferred gains (losses) on hedging instruments	38,786	23,904
Land revaluation excess	141,198	161,361
Foreign currency translation adjustments	(392,083)	(494,155)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(34,691)	(48,555)

Total accumulated other comprehensive income	(156,024)	83,454

Subscription rights to shares	7,192	7,933
Minority interests	1,858,283	1,674,821

Total net assets	10,814,425	11,675,784

Total liabilities and net assets	206,227,081	218,861,616

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Ordinary income	4,528,933	4,951,095
Interest income	2,537,508	2,349,355
Interest on loans and bills discounted	1,589,377	1,511,115
Interest and dividends on securities	658,290	605,627
Interest on call loans and bills bought	5,266	6,877
Interest on receivables under resale agreements	45,721	77,198
Interest on receivables under securities borrowing transactions	5,544	5,605
Interest on deposits	28,286	39,130
Other interest income	205,023	103,800
Trust fees	100,437	96,958
Fees and commissions	1,135,255	1,129,303
Trading income	105,950	225,588
Other business income	489,876	583,227
Other ordinary income	159,905	566,661
Gains on loans written-off	—	60,750
Others	159,905	505,911
Ordinary expenses	3,882,501	3,479,103
Interest expenses	517,637	508,874
Interest on deposits	207,249	183,125
Interest on negotiable certificates of deposit	46,121	41,995
Interest on call money and bills sold	5,730	8,385
Interest on payables under repurchase agreements	56,941	77,679
Interest on payables under securities lending transactions	5,669	5,050
Interest on commercial papers	604	746
Interest on borrowed money	53,884	55,393
Interest on short-term bonds payable	1,116	1,073
Interest on bonds payable	122,578	107,948
Other interest expenses	17,742	27,474
Fees and commissions	155,797	165,101
Trading expenses	2,207	—
Other business expenses	170,974	208,523
General and administrative expenses	2,083,718	2,066,035
Other ordinary expenses	952,165	530,569
Provision for allowance for credit losses	165,135	75,519
Others	787,029	455,049

Ordinary profits	646,432	1,471,991

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Extraordinary gains	81,162	33,092
Gains on disposition of fixed assets	5,409	10,395
Gains on negative goodwill	3,639	2,228
Gains on loans written-off	63,786	—
Reversal of reserve for contingent liabilities from financial instruments transactions	863	436
Gains on changes in subsidiaries’ equity	1,096	—
Gains on sales of equity securities of affiliates	—	20,032
Others	6,365	—
Extraordinary losses	88,032	56,960
Losses on disposition of fixed assets	28,256	10,607
Losses on impairment of fixed assets	9,812	22,114
Amortization of goodwill	13,031	3,496
Business structure improvement expenses	11,914	20,512
Loss on adjustment for changes of accounting standard for asset retirement obligations	24,447	—
Losses on sales of equity securities of subsidiaries	—	228
Others	570	—

Income before income taxes and others	639,561	1,448,124

Income taxes-current	126,036	239,236
Income taxes-deferred	49,460	137,258

Total taxes	175,496	376,494

Income before minority interests	464,065	1,071,629

Minority interests	(119,013)	90,297

Net income	583,079	981,331

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Income before minority interests	464,065	1,071,629
Other comprehensive income
Net unrealized gains (losses) on other securities	(310,499)	346,125
Net deferred gains (losses) on hedging instruments	(53,762)	(14,259)
Land revaluation excess	—	22,130
Foreign currency translation adjustments	(135,208)	(57,884)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	2,239	(18,140)
Share of other comprehensive income of associates accounted for using equity method	(3,912)	(39,017)

Total other comprehensive income	(501,145)	238,955

Comprehensive income	(37,079)	1,310,584

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	81,694	1,222,778
Comprehensive income attributable to minority interests	(118,773)	87,806

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Shareholders’ equity
Capital stock
Balance at the beginning of the period	2,136,582	2,137,476
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	893	1,011

Total changes during the period	893	1,011

Balance at the end of the period	2,137,476	2,138,487

Capital surplus
Balance at the beginning of the period	2,423,322	2,174,287
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	893	1,009
Disposition of treasury stock	71	7
Retirement of treasury stock	(250,000)	—

Total changes during the period	(249,034)	1,017

Balance at the end of the period	2,174,287	2,175,304

Retained earnings
Balance at the beginning of the period	4,405,512	4,799,668
Changes during the period
Dividends from retained earnings	(190,575)	(187,614)
Net income	583,079	981,331
Reversal of land revaluation excess	1,650	1,967
Change of scope of consolidation	—	2,434
Change of application of equity method	—	4,540

Total changes during the period	394,155	802,659

Balance at the end of the period	4,799,668	5,602,327

Treasury stock
Balance at the beginning of the period	(6,633)	(6,458)
Changes during the period
Repurchase of treasury stock	(250,042)	(103)
Disposition of treasury stock	217	17
Retirement of treasury stock	250,000	—

Total changes during the period	175	(85)

Balance at the end of the period	(6,458)	(6,544)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Total shareholders’ equity
Balance at the beginning of the period	8,958,783	9,104,972
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,787	2,021
Dividends from retained earnings	(190,575)	(187,614)
Net income	583,079	981,331
Repurchase of treasury stock	(250,042)	(103)
Disposition of treasury stock	288	25
Retirement of treasury stock	—	—
Reversal of land revaluation excess	1,650	1,967
Change of scope of consolidation	—	2,434
Change of application of equity method	—	4,540

Total changes during the period	146,189	804,602

Balance at the end of the period	9,104,972	9,909,575

Accumulated other comprehensive income
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	403,490	90,765
Changes during the period
Net changes of items other than shareholders’ equity	(312,724)	350,134

Total changes during the period	(312,724)	350,134

Balance at the end of the period	90,765	440,900

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	92,402	38,786
Changes during the period
Net changes of items other than shareholders’ equity	(53,616)	(14,882)

Total changes during the period	(53,616)	(14,882)

Balance at the end of the period	38,786	23,904

Land revaluation excess
Balance at the beginning of the period	142,848	141,198
Changes during the period
Net changes of items other than shareholders’ equity	(1,650)	20,163

Total changes during the period	(1,650)	20,163

Balance at the end of the period	141,198	161,361

Foreign currency translation adjustments
Balance at the beginning of the period	(254,800)	(392,083)
Changes during the period
Net changes of items other than shareholders’ equity	(137,283)	(102,072)

Total changes during the period	(137,283)	(102,072)

Balance at the end of the period	(392,083)	(494,155)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the beginning of the period	(36,930)	(34,691)
Changes during the period
Net changes of items other than shareholders’ equity	2,239	(13,864)

Total changes during the period	2,239	(13,864)

Balance at the end of the period	(34,691)	(48,555)

Total accumulated other comprehensive income
Balance at the beginning of the period	347,011	(156,024)
Changes during the period
Net changes of items other than shareholders’ equity	(503,035)	239,478

Total changes during the period	(503,035)	239,478

Balance at the end of the period	(156,024)	83,454

Subscription rights to shares
Balance at the beginning of the period	6,451	7,192
Changes during the period
Net changes of items other than shareholders’ equity	741	740

Total changes during the period	741	740

Balance at the end of the period	7,192	7,933

Minority interests
Balance at the beginning of the period	1,987,213	1,858,283
Changes during the period
Net changes of items other than shareholders’ equity	(128,929)	(183,462)

Total changes during the period	(128,929)	(183,462)

Balance at the end of the period	1,858,283	1,674,821

Total net assets
Balance at the beginning of the period	11,299,459	10,814,425
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,787	2,021
Dividends from retained earnings	(190,575)	(187,614)
Net income	583,079	981,331
Repurchase of treasury stock	(250,042)	(103)
Disposition of treasury stock	288	25
Retirement of treasury stock	—	—
Reversal of land revaluation excess	1,650	1,967
Change of scope of consolidation	—	2,434
Change of application of equity method	—	4,540
Net changes of items other than shareholders’ equity	(631,223)	56,757

Total changes during the period	(485,034)	861,359

Balance at the end of the period	10,814,425	11,675,784

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Cash flows from operating activities:
Income before income taxes and others	639,561	1,448,124
Depreciation	238,444	237,469
Impairment losses	9,812	22,114
Amortization of goodwill	44,116	32,867
Amortization of negative goodwill	(1,591)	(1,602)
Gains on negative goodwill	(3,639)	(2,228)
Equity in losses (gains) of affiliates	(11,371)	(377,515)
Increase (decrease) in allowance for credit losses	(175,049)	(14,848)
Increase (decrease) in reserve for bonuses	(6,652)	2,569
Increase (decrease) in reserve for bonuses to directors	(186)	522
Increase (decrease) in reserve for retirement benefits	(883)	22,486
Increase (decrease) in reserve for retirement benefits to directors	32	(21)
Increase (decrease) in reserve for loyalty award credits	(90)	(1,858)
Increase (decrease) in reserve for contingent losses	255,334	(118,538)
Interest income recognized on statement of income	(2,537,508)	(2,349,355)
Interest expenses recognized on statement of income	517,637	508,874
Losses (gains) on securities	(164,181)	(181,702)
Losses (gains) on money held in trust	2,699	5,162
Foreign exchange losses (gains)	1,061,867	(52,298)
Losses (gains) on sales of fixed assets	22,846	211
Net decrease (increase) in trading assets	1,016,997	(2,026,447)
Net increase (decrease) in trading liabilities	1,578,222	2,364,654
Adjustment of unsettled trading accounts	(28,146)	(99,158)
Net decrease (increase) in loans and bills discounted	4,233,481	(4,761,214)
Net increase (decrease) in deposits	946,517	955,812
Net increase (decrease) in negotiable certificates of deposit	(22,646)	2,029,196
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	2,590,880	1,458,199
Net decrease (increase) in due from banks (excluding cash equivalents)	(2,149,425)	924,230
Net decrease (increase) in call loans and bills bought and others	(1,512,646)	(32,368)
Net decrease (increase) in receivables under securities borrowing transactions	2,109,378	342,733
Net increase (decrease) in call money and bills sold and others	1,597,674	1,942,243
Net increase (decrease) in commercial papers	(72,554)	472,650
Net increase (decrease) in payables under securities lending transactions	(1,493,898)	2,890,232
Net decrease (increase) in foreign exchanges (assets)	(91,149)	(341,749)
Net increase (decrease) in foreign exchanges (liabilities)	(17,643)	190,137
Net increase (decrease) in short-term bonds payable	(43,577)	86,098
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(113,016)	328,804
Net increase (decrease) in due to trust accounts	(100,657)	(42,383)
Interest income (cash basis)	2,602,655	2,427,414
Interest expenses (cash basis)	(550,785)	(538,781)
Others	216,701	(21,509)

Sub-total	10,587,557	7,729,229

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Income taxes	(114,281)	(150,523)
Refund of income taxes	22,532	6,818

Net cash provided by (used in) operating activities	10,495,808	7,585,524

Cash flows from investing activities:
Purchases of securities	(117,179,039)	(196,162,029)
Proceeds from sales of securities	78,186,263	173,130,373
Proceeds from redemption of securities	30,753,734	15,845,616
Increase in money held in trust	(609,396)	(777,285)
Decrease in money held in trust	583,607	685,921
Purchases of tangible fixed assets	(80,603)	(108,503)
Purchases of intangible fixed assets	(146,411)	(156,499)
Proceeds from sales of tangible fixed assets	19,534	19,306
Proceeds from sales of intangible fixed assets	136	9,298
Payments for transfer of business	(103,964)	(230)
Purchases of equity of consolidated subsidiaries	(10,138)	(386)
Proceeds from sales of equity of consolidated subsidiaries	—	1,600
Decrease related to purchases of subsidiaries’ equity affecting the scope of consolidation	—	(739)
Increase related to sales of subsidiaries’ equity affecting the scope of consolidation	—	794
Others	(1,708)	(1,394)

Net cash provided by (used in) investing activities	(8,587,988)	(7,514,157)

Cash flows from financing activities:
Increase in subordinated borrowings	156,000	89,800
Decrease in subordinated borrowings	(102,500)	(82,300)
Increase in subordinated bonds payable and bonds with warrants	461,692	562,103
Decrease in subordinated bonds payable and bonds with warrants	(779,868)	(632,996)
Proceeds from issuance of common stock to minority shareholders	14,909	10,947
Decrease in redemption of preferred stocks	(165,000)	(120,000)
Dividend paid by MUFG	(190,298)	(187,459)
Dividend paid by subsidiaries to minority shareholders	(91,535)	(94,716)
Repayments to minority shareholders	—	(14,082)
Purchases of treasury stock	(250,029)	(12)
Proceeds from sales of treasury stock	3	2
Purchases of treasury stock by consolidated subsidiaries	(2,031)	(0)
Disposition of treasury stock by consolidated subsidiaries	8	—
Others	2	3

Net cash provided by (used in) financing activities	(948,646)	(468,710)

Effect of foreign exchange rate changes on cash and cash equivalents	(147,538)	(34,853)

Net increase (decrease) in cash and cash equivalents	811,634	(432,197)

Cash and cash equivalents at the beginning of the period	4,110,281	4,919,083
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	—	(133)
Decrease in cash and cash equivalents due to absorption-type splits	(2,832)	—

Cash and cash equivalents at the end of the period	4,919,083	4,486,753

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of Consolidated Subsidiaries: 224

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd. Mitsubishi UFJ NICOS Co., Ltd.

(Changes in the scope of consolidation)

In the current fiscal year, BTMU LF Capital LLC and 5 other companies were newly consolidated following their formations or for other reasons.

In the current fiscal year, BTMU Preferred Capital Limited and 12 other companies were excluded from the scope of consolidation because they were no longer subsidiaries due to liquidation or other reasons.

(2)	Non-consolidated Subsidiaries: None

(3)	Entities not accounted for as subsidiaries even though MUFG Group Owns the Majority of Votes:

(A)	Hygeia Co., Ltd.

This company was established as a property management agent for a land trust project as a passive investment without any intent to control.

(B)	Shonan Sangakurenkei Fund Investment Limited Partnership

Gunma Challenge Fund Investment Limited Partnership

FOODSNET Corporation

YAMAGATA FOODS Co., Ltd.

GREEN BELL Co., Ltd.

PATLITE Corporation (former Fukuin Ltd.)

Dream Infinity Inc.

MUFG’s consolidated venture capital subsidiaries participated in the management of partnerships as unlimited liability partners or own the majority of votes as passive investments primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investee’s businesses without any intent to control.

2.	Application of the Equity Method

(1)	Number of Non-consolidated Subsidiaries Accounted for under the Equity Method: None

(2)	Number of Affiliates Accounted for under the Equity Method: 59

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

(Changes in the scope of application of the equity method)

In the current fiscal year, Morgan Stanley and 8 other companies were included in the scope of application of the equity method mainly because MUFG acquired additional voting rights.

In the current fiscal year, Kim Eng Holdings Limited and 14 other companies were excluded from the scope of application of the equity method because of sales or for other reasons.

Mitsubishi UFJ Financial Group, Inc.

(Additional Information)

(A)	Summary of Conversion of Morgan Stanley Convertible Preferred Stock into Common Stock

On June 30, 2011, MUFG converted all of its holding of Morgan Stanley convertible preferred stock into common stock after adjustment of the conversion rate. As a result, MUFG now directly holds 22.4% of the voting rights of Morgan Stanley and, in the current fiscal year, Morgan Stanley became an affiliate of MUFG accounted for under the equity method.

A summary of Morgan Stanley, the investee, is as follows:

Company name (Name of investee)	Morgan Stanley
Business description	Bank holding company
Effective date accounted for under the equity method	June 30, 2011
Legal basis (for becoming an affiliate)	Conversion of convertible preferred stock into common stock
Ratio of voting rights after conversion	22.4%

(B)	Business performance period of the investee as included in the consolidated statement of income

The balance sheet date of Morgan Stanley, the investee, is December 31, which differs by three months from the consolidated balance sheet date of MUFG. As the effective date accounted for under the equity method for Morgan Stanley was on June 30, 2011, which coincided with the end of the second quarter of the company, business performance of the company for the period from July 1, 2011 to December 31, 2011 was included in the consolidated statement of income.

(C)	Outline of the Accounting Treatment Applied

(a) Acquisition Cost of the Investee and its Detail

Consideration for the acquisition	Convertible preferred stocks	¥728,687 million
Direct expenses for the acquisition	Advisory fees and others	¥3,120 million

Acquisition cost		¥731,807 million

(b) Amount of Negative Goodwill and Cause of Recognition

a.	Amount of Negative Goodwill

¥290,644 million

b.	Cause of Recognition

Due to the difference between the amount corresponding to the net asset value of the investee as of the conversion date and acquisition cost of the common stock.

(3)	Number of Non-consolidated Subsidiaries not Accounted for under the Equity Method: None

(4)	Affiliates not Accounted for under the Equity Method: None

Mitsubishi UFJ Financial Group, Inc.

(5)	Entities not Recognized as Affiliates in which MUFG Owns 20% to 50% of their Voting Rights:

(A)	Kyoto Constella Technologies Co., Ltd.

Japan Medical Information Research Institute, Inc.

Pharma Frontier Co., Ltd.

NSCore, Inc.

Spring co., ltd.

SyncPower Corporation

REVO trading co., Ltd.

TECHTOM Ltd.

FirstLogic, Inc.

ERIMAKEE Co., Ltd.

Aqumen Biopharmaceuticals, K.K.

Biovisiq Japan Co., Ltd.

two-five Co., Ltd.

Beaunet Corporation Limited

MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of votes as passive investments primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

(B)	RYOGOKU CITY CORE Co., Ltd.

It was established as a property management agent for a land trust project as a passive investment without any intent to control.

3.	The Balance Sheet Dates of Consolidated Subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries were as follows:

July 24:	1 subsidiary
September 1:	1 subsidiary
October 31:	1 subsidiary
December 31:	126 subsidiaries
January 24:	20 subsidiaries
January 31:	1 subsidiary
February 29:	2 subsidiaries
March 31:	72 subsidiaries

(2)	A subsidiary whose balance sheet date is July 24 was consolidated based on its preliminary financial statements as of January 24.

A subsidiary whose balance sheet date is September 1 was consolidated based on its preliminary financial statements as of March 31.

A subsidiary whose balance sheet date is October 31 was consolidated based on its preliminary financial statements as of January 31.

Subsidiaries other than specified above were consolidated based on the financial statements as of their balance sheet dates.

Adjustments were made in the consolidated financial statements to reflect the significant transactions occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

4.	Accounting Policies

(1)	Trading assets and trading liabilities; trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“Trading transactions”) are presented in “Trading assets” and “Trading liabilities” in the consolidated balance sheet on a trade date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” in the consolidated statement of income on a trade date basis.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

Mitsubishi UFJ Financial Group, Inc.

(2)	Securities

(A)	Debt securities being held to maturity are stated at amortized costs (using the straight-line method) computed under the moving average method. Investments in non-consolidated affiliates not accounted for under the equity method are stated at acquisition costs computed under the moving average method. Other securities with fair value are stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily under the moving average method), and other securities whose fair value is extremely difficult to estimate are stated at acquisition costs computed under the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety with the change in fair value recognized in current earnings.

(B)	Securities which are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(A). Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivatives transactions (other than trading transactions) are calculated primarily based on fair value.

(4)	Depreciation

(A)	Tangible Fixed Assets (except for Lease Assets)

Depreciation for tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed under the declining-balance method.

The useful lives are primarily estimated as follows:

Buildings:             15 years to 50 years

Equipment:             2 years to 20 years

Depreciation for tangible fixed assets of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

(B)	Intangible Fixed Assets (except for Lease Assets)

Amortization for intangible fixed assets is computed under the straight-line method. Development costs for internally used software are capitalized and amortized under the straight-line method over the estimated useful lives of primarily 3 years to 10 years.

(C)	Lease Assets

Depreciation or amortization for lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed under the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(5)	Deferred Assets

Stock issuance costs and bond issuance costs are expensed as incurred.

Discount on bonds recognized prior to March 31, 2006 is amortized using the straight-line method over the life of corresponding bonds and the unamortized portion is deducted directly from bonds in accordance with ASBJ PITF No. 19 “Tentative Solution on Accounting for Deferred Assets” (August 11, 2006).

(6)	Allowance for Credit Losses

Principal domestic consolidated subsidiaries provide allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

Mitsubishi UFJ Financial Group, Inc.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments. The allowances presented above reflect these internally audited assessments.

For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, that is deemed uncollectible, has been written-off. The total amount of write-offs was ¥668,234 million.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Reserve for Bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(8)	Reserve for Bonuses to Directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, reflects an estimated amount accrued on the consolidated balance sheet date.

(9)	Reserve for Retirement Benefits

Reserve for retirement benefits, which is provided for future pension payments to employees, is recorded in the amount deemed accrued on the consolidated balance sheet date based on the projected benefit obligation and the estimated plan asset amount at the end of each fiscal year.

Unrecognized prior service cost is amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year in which the cost is incurred.

Unrecognized net actuarial gains (losses) are amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year immediately following the fiscal year in which the gains (losses) are incurred.

(Additional Information)

Employees’ pension funds of MUFG’s domestic consolidated trust banking subsidiaries obtained approval of the Minister of Health, Labour and Welfare, dated December 1, 2011, for the relief of the future payment obligation of the substitutional portion of employees’ pension funds of subsidiaries.

The amount of refund (minimum policy reserve) measured at the end of the current fiscal year was ¥57,785 million. Based on the assumption that the amount of the refund was paid at the end of the current fiscal year, extraordinary gains would be estimated at ¥44,811 million in the case that Article 44-2 of Japanese Institute of Certified Public Accountants (“JICPA”) Accounting Committee Report No. 13, “Practical Guidelines on Accounting for Retirement Benefits (Interim Report)” (September 14, 1999), was applied.

(10)	Reserve for Retirement Benefits to Directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of subsidiaries, is recorded in the amount deemed accrued on the consolidated balance sheet date based on the estimated amount of benefits.

Mitsubishi UFJ Financial Group, Inc.

(11)	Reserve for Loyalty Award Credits

Reserve for loyalty award credits, which is provided to meet future use of credits granted to credit card (such as “Super IC card”) customers, is recorded in the amount deemed necessary based on the estimated future use of unused credits.

(12)	Reserve for Contingent Losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet and other transactions, is calculated by estimating the impact of such contingent events and includes future claims for repayment of excess interest payments on consumer loans which are estimated based on the past and pending claims.

(13)	Reserves under Special Laws

Reserves under special laws represented the ¥1,799 million of reserve for contingent liabilities from financial instruments transactions set aside in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law and Article 175 and 189 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates in effect on the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates in effect on the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates in effect on the respective balance sheet date.

(15)	Leasing Transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning on or after April 1, 2008, are accounted for in a similar way to purchases and depreciation for lease assets is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income”.

(16)	Hedge Accounting

(A)	Hedge Accounting for Interest Rate Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the JICPA Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

Mitsubishi UFJ Financial Group, Inc.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by verifying the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

As of March 31, 2003, deferred hedge losses and gains were recorded in the consolidated balance sheet as a result of the application of macro hedge accounting based on JICPA Industry Audit Committee Report No. 15 “Tentative Treatment for Accounting and Auditing in Adoption of Accounting Standards for Banking Industry” (February 15, 2000), under which the overall interest rate risks arising from numerous deposits, loans and other instruments are hedged collectively by derivative transactions. These losses and gains are amortized as expense or income over the remaining lives of the macro hedging instruments (for a maximum period of 15 years from April 1, 2003). Deferred hedge losses and gains attributable to macro hedge accounting at the end of the current fiscal year were ¥260 million (before tax effect adjustment) and ¥318 million (before tax effect adjustment), respectively.

(B)	Hedge Accounting for Foreign Currency Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted deferred hedge accounting method for hedging transactions for foreign currency risks arising from investments in affiliates denominated in foreign currencies, while adopting the fair value hedge accounting method for hedging transactions for foreign currency risks arising from other securities (other than bonds) denominated in foreign currency. Portfolio hedging and individual hedging are applied to determine hedged items. Monetary liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments.

(C)	Transactions among Consolidated Subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and they are regarded as equivalent to external third party transactions.

(17)	Amortization of Goodwill

Goodwill, and negative goodwill recognized on or before March 31, 2010 are amortized using the straight-line method over 20 years starting from the period of the consolidation. Goodwill with insignificant balances was expensed as incurred.

Mitsubishi UFJ Financial Group, Inc.

(18)	Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

(19)	Consumption Taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Accounting Standard for Foreign Subsidiaries

Financial statements of foreign subsidiaries are used for consolidated accounting as long as they are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).

If they are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly adjusted in accordance with U.S. GAAP. They were also adjusted when necessary in the process of consolidation.

Mitsubishi UFJ Financial Group, Inc.

Additional Information

Starting from the current fiscal year, we have applied “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No. 24 issued on December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24 issued on December 4, 2009) with reference to accounting changes and corrections of prior period errors made after the beginning of the current fiscal year. In accordance with JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), “Gains on loans written-off” were included in “Other ordinary income” of the current fiscal year, however, the treatment was not applied retroactively to the financial statements for the previous fiscal year.

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Consolidated Balance Sheet)

1.	Securities include ¥1,671,153 million in stock and ¥30,438 million in investments of affiliates.

2.	For borrowed securities under securities borrowing transactions and securities purchased under resale agreements which were permissibe to be sold or re-pledged without restrictions, ¥5,854,414 million of such securities were re-pledged, ¥521,381 million were re-loaned and ¥2,185,317 million were held by MUFG Group as of the consolidated balance sheet date.

3.	Loans to bankrupt borrowers: ¥37,839 million.

Non-accrual delinquent loans: ¥1,107,470 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms including reduction or deferral of interest due to borrowers’ weakened financial condition.

4.	Loans past due for 3 months or more: ¥76,519 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥642,361 million.

Restructured loans represent loans renegotiated at concessionary terms including reduction or deferral of interest or principal and waiver of the claims for the purpose of business reconstruction or support for the borrower, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,864,190 million.

The amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

7.	Bills discounted were accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. MUFG’s banking subsidiaries and trust banking subsidiaries have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills was ¥1,056,967 million.

Mitsubishi UFJ Financial Group, Inc.

8.	Assets pledged as collateral were as follows:

Cash and due from banks:	¥13,134 million
Trading assets:	¥153,379 million
Securities:	¥2,871,205 million
Loans and bills discounted:	¥5,813,739 million
Other assets:	¥73,377 million

Liabilities related to pledged assets were as follows:

Deposits:	¥175,975 million
Call money and bills sold:	¥530,000 million
Trading liabilities:	¥80,449 million
Borrowed money:	¥7,601,655 million
Bonds payable:	¥36,163 million
Other liabilities:	¥56,191 million
Acceptances and guarantees:	¥467 million

In addition to the items listed above, ¥1,372 million of cash and due from banks, ¥223,731 million of monetary claims bought, ¥77,052 million of trading assets, ¥11,805,979 million of securities, and ¥4,121,927 million of loans and bills discounted were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions. ¥4,085,789 million of trading assets and ¥9,753,343 million of securities were sold under repurchase agreements or loaned under secured lending transactions with cash collateral. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions were ¥9,912,465 million and ¥4,620,925 million, respectively.

Bills rediscounted were accounted for as financial transactions in accordance with Industry Audit Committee Report No. 24. The total face value of rediscounted bank acceptances bought, commercial bills discounted, documentary bills and bills of exchange rediscounted was ¥5,788 million.

9.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities was ¥69,406,744 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

Mitsubishi UFJ Financial Group, Inc.

10.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which were recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries	March 31, 1998

Domestic consolidated trust banking subsidiaries	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

The difference between the fair value of land used for business operations revaluated in accordance with Article 10 of the law as of the end of the current fiscal year and the book value of such land following the revaluation was ¥62,607 million.

In addition, some of our affiliates that were accounted under equity method did the revaluation for land used for business operations on March 31, 2002.

11.	Accumulated depreciation on tangible fixed assets: ¥1,142,245 million.

12.	Deferred gains on tangible fixed assets deducted for tax purposes: ¥95,466 million.

13.	Borrowed money included ¥804,632 million of subordinated borrowings.

14.	Bonds payable included ¥3,300,547 million of subordinated bonds.

15.	Goodwill, and negative goodwill recognized on or before March 31, 2010 were netted and presented in “Goodwill”. The balances of goodwill and negative goodwill before netting were as follows:

Goodwill:	¥444,264 million
Negative goodwill:	¥25,863 million

Balance after net out:	¥418,401 million

16.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed, was ¥974,326 million.

17.	With regard to bonds and other securities in “Securities”, guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) were ¥1,590,292 million.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Income)

1.	“Other ordinary income” included ¥377,515 million of equity in gain (losses) of the equity method investees.

2.	“Other ordinary expenses” included ¥183,189 million of write-offs of loans, ¥79,251 million of write-offs of equity securities, ¥65,844 million of losses on sales of equity securities, ¥61,888 million of provision for reserve for contingent losses.

3.	“Amortization of goodwill” was recorded in accordance with the provisions in Paragraph 32 of JICPA Accounting Committee Report No. 7 “Practical Guidelines on the Capital Consolidation Procedure in Consolidated Financial Statements” (May 12, 1998).

4.	“Business structure improvement expenses” is ¥20,512 million of extra early retirement payments.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Changes in Net Assets)

1.	Detailed Information regarding Outstanding Shares

	(Thousand shares)
	Number of shares as of April 1, 2011	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2012	Notes
Outstanding shares
Common stock	14,150,894	3,639	—	14,154,534	(1)
First series of class 5 preferred stock	156,000	—	—	156,000
Class 11 preferred stock	1	—	—	1
Total	14,306,895	3,639	—	14,310,535
Treasury stock
Common stock	9,413	221	81	9,553	(2)
Total	9,413	221	81	9,553

(1)	Increase in the number of common stock by 3,639 thousand shares was due to the exercise of stock options.
(2)	Increase in the number of common stock held in treasury by 221 thousand shares was mainly due to repurchase of stocks in response to requests made by shareholders holding shares constituting less than a unit, purchase of shares by affiliates accounted for under the equity method and an increase in the number of shares held by affiliates accounted for under the equity method. Decrease in the number of common stock held in treasury by 81 thousand shares was mainly due to sale of shares in response to requests made by shareholders holding shares constituting less than a unit, sale of shares by affiliates accounted for under the equity method and a decrease in the number of shares held by affiliates accounted for under the equity method.

2.	Information regarding Subscription Rights to Shares and Subscription Rights to Treasury Stock

Issuer	Type of Subscription rights to shares	Type of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2012 (in millions of yen)
			As of April 1, 2011	Increase	Decrease	As of March 31, 2012
MUFG	Subscription rights to shares (Treasury shares)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock options	—					7,933
Consolidated subsidiaries (Treasury shares)		—					— (—)
Total		—					7,933

Mitsubishi UFJ Financial Group, Inc.

3.	Detailed Information regarding Cash Dividends

(A)	Dividends Paid in the Fiscal Year Ended March 31, 2012

Date of approval	Type of shares	Total Dividends (in millions of yen)	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 29, 2011	Common stock	84,904	6	March 31, 2011	June 29, 2011
	First series of class 5 preferred stock	8,970	57.5
	Class 11 preferred stock	0	2.65
Board of directors meeting on November 14, 2011	Common stock	84,926	6	September 30, 2011	December 8, 2011
	First series of class 5 preferred stock	8,970	57.5
	Class 11 preferred stock	0	2.65

The total amount of dividends above includes ¥157 million paid to consolidated subsidiaries.

(B)	Dividends with Record Dates on or before March 31, 2012 and Effective Dates after March 31, 2012

The following matters relating to dividends are planned to be submitted to shareholder vote at an ordinary general meeting of shareholders scheduled to be held on June 28, 2012.

Date of approval (scheduled)	Type of shares	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 28, 2012	Common shares	84,926	Retained earnings	6	March 31, 2012	June 28, 2012
	First series of class 5 preferred stock	8,970		57.5
	Class 11 preferred stock	0		2.65

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Cash Flows)

The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet

As of March 31, 2012

Cash and due from banks on the consolidated balance sheet:	¥9,036,116 million
Time deposits and negotiable certificates of deposit in other banks:	¥(4,549,362 million	)

Cash and cash equivalents:	¥4,486,753 million

Mitsubishi UFJ Financial Group, Inc.

(Financial Instruments)

Disclosure on the Fair Value, etc. of Financial Instruments

(1)	The following table summarizes the amount stated in the consolidated balance sheet and the fair value of financial instruments as of March 31, 2012 together with their differences. Note that the following table does not include non-listed equity securities and certain other securities for which fair value is extremely difficult to determine.

	Consolidated balance sheet amount (in millions of yen)	Fair value (in millions of yen)	Difference (in millions of yen)
(1) Cash and due from banks	9,036,116	9,036,116	—
(2) Call loans and bills bought	347,930	347,930	—
(3) Receivables under resale agreements	4,552,860	4,552,860	—
(4) Receivables under securities borrowing transactions	3,256,655	3,256,655	—
(5) Monetary claims bought (*1)	2,954,838	2,992,074	37,236
(6) Trading assets	6,571,279	6,571,279	—
(7) Money held in trust	395,352	395,352	—
(8) Securities
Debt securities being held to maturity	1,465,169	1,458,247	(6,921)
Other securities	74,526,793	74,526,793	—
(9) Loans and bills discounted	84,492,697
Allowance for credit losses (*1)	(895,878)

	83,596,819	84,636,788	1,039,969

(10) Foreign exchanges (*1)	1,480,083	1,480,083	—

Total assets	188,183,897	189,254,182	1,070,284

(1) Deposits	124,789,252	124,851,057	61,805
(2) Negotiable certificates of deposit	12,980,617	12,986,395	5,778
(3) Call money and bills sold	2,809,618	2,809,618	—
(4) Payables under repurchase agreements	13,585,846	13,585,846	—
(5) Payables under securities lending transactions	4,978,915	4,978,915	—
(6) Commercial papers	569,659	569,659	—
(7) Trading liabilities	3,212,302	3,212,302	—
(8) Borrowed money	10,318,096	10,360,252	42,155
(9) Foreign exchanges	874,225	874,225	—
(10) Short-term bonds payable	523,065	523,065	—
(11) Bonds payable	6,634,121	6,726,679	92,558
(12) Due to trust accounts	1,416,725	1,416,725	—

Total liabilities	182,692,446	182,894,744	202,297

Derivative transactions (*2)
Activities not qualifying for hedges	176,129	176,129	—
Activities qualifying for hedges	(174,245)	(174,245)	—

Total derivative transactions	1,883	1,883	—

(*1)	General and specific reserves for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated in the consolidated balance sheet is shown since the amount of reserve for credit losses corresponding to these items is insignificant.
(*2)	Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

Mitsubishi UFJ Financial Group, Inc.

(2)	The following table summarizes financial instruments whose fair value is extremely difficult to estimate. These securities are not included in the amount presented under the line item “Assets – (8) Other securities” in the table summarizing fair value of financial instruments.

Category	Carrying amount (in millions of yen)
(1) Non-listed equity securities (*1) (*2)	411,012
(2) Investments in partnerships etc. (*2) (*3)	158,924
(3) Others (*2)	1,243
Total	571,180

(*1)	Non-listed equity securities do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.
(*2)	With respect to non-listed equity securities, an impairment loss of ¥13,846 million was recorded in the current fiscal year.
(*3)	Investments in partnerships, etc. mainly include silent partnerships and investment partnerships, etc., and they do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.

Mitsubishi UFJ Financial Group, Inc.

(Securities)

In addition to “Securities” in the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets”, negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodities investment trusts in “Monetary claims bought” and others.

1. Trading Securities (as of March 31, 2012)

(in millions of yen)
Net unrealized gains (losses) recorded in the consolidated statement of income during the current fiscal year
Trading securities	61,013

2.	Debt Securities Being Held to Maturity (as of March 31, 2012)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Fair value	Difference
Securities for which the fair value exceeds the amount recorded in consolidated balance sheet	Securities	613,745	618,129	4,383
	Government bonds	556,942	561,111	4,168
	Municipal bonds	3,530	3,536	6
	Corporate bonds	53,272	53,480	208
	Other Securities	1,453,321	1,497,794	44,472
	Foreign bonds	594,745	600,016	5,271
	Other	858,576	897,777	39,201
	Subtotal	2,067,067	2,115,923	48,855
Securities for which the fair value does not exceed the amount recorded in consolidated balance sheet	Securities	1,400	1,387	(12)
	Government bonds	—	—	—
	Municipal bonds	—	—	—
	Corporate bonds	1,400	1,387	(12)
	Other Securities	538,546	520,017	(18,528)
	Foreign bonds	255,277	238,714	(16,563)
	Other	283,268	281,303	(1,964)
	Subtotal	539,946	521,405	(18,540)
Total		2,607,013	2,637,328	30,314

Mitsubishi UFJ Financial Group, Inc.

3. Other Securities (as of March 31, 2012)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities for which the fair value exceeds the acquisition cost	Domestic equity securities	1,867,281	1,206,244	661,036
	Domestic bonds	35,131,756	34,900,979	230,777
	Government bonds	31,989,473	31,831,424	158,048
	Municipal bonds	180,778	173,027	7,750
	Corporate bonds	2,961,504	2,896,526	64,977
	Other Securities	15,173,807	14,805,616	368,190
	Foreign equity securities	163,802	112,241	51,560
	Foreign bonds	14,013,752	13,734,726	279,026
	Other	996,252	958,649	37,603
	Subtotal	52,172,845	50,912,840	1,260,004
Securities for which the fair value does not exceed the acquisition cost	Domestic equity securities	1,466,605	1,805,902	(339,297)
	Domestic bonds	16,435,052	16,448,318	(13,265)
	Government bonds	16,016,330	16,019,204	(2,874)
	Municipal bonds	—	—	—
	Corporate bonds	418,721	429,113	(10,391)
	Other Securities	4,757,218	4,832,600	(75,381)
	Foreign equity securities	6,522	7,833	(1,311)
	Foreign bonds	3,908,194	3,926,552	(18,358)
	Other	842,501	898,213	(55,712)
	Subtotal	22,658,875	23,086,820	(427,945)
Total		74,831,720	73,999,661	832,059

(Note)	The total difference amount shown in the above table includes ¥7,616 million revaluation gains of securities with embedded derivatives.

4.	Other Securities Sold during the Fiscal Year (from April 1, 2011 to March 31, 2012)

	(in millions of yen)
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	268,713	40,824	48,950
Domestic bonds	140,219,740	181,571	44,405
Government bonds	139,782,992	179,729	44,152
Municipal bonds	138,767	191	183
Corporate bonds	297,980	1,650	69
Other Securities	32,577,359	306,261	129,166
Foreign equity securities	38,632	12,857	41
Foreign bonds	32,209,776	273,373	104,370
Other	328,951	20,030	24,754
Total	173,065,813	528,656	222,522

5.	Change in Classification of Securities by Purpose of Holding

In the current fiscal year, classification of bonds for the value of ¥7,856 million held by domestic consolidated trust banking subsidiaries was changed from being held to maturity category to other securities following a significant deterioration of creditworthiness of the bond issuers.

Mitsubishi UFJ Financial Group, Inc.

6.	Securities Incurred Impairment Losses

Securities that have fair value (excluding those held for trading purposes and investment in affiliates) are subject to write-downs when their fair value has impaired considerably and it is not probable that the value will recover to the acquisition cost as of the end of the current fiscal year. In such case, the fair value is recorded in the consolidated balance sheet and the difference between fair value and acquisition cost are recognized as losses for the fiscal year (referred to as “impairment losses”).

For the current fiscal year, impairment losses were ¥72,808 million consisting of ¥62,372 million of impairment losses on equity securities and ¥10,435 million of impairment losses on bonds and other securities in which securities whose fair value was extremely difficult to estimate were included.

“Considerable decline in fair value” was determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Fair value is lower than acquisition cost.

Issuers requiring close monitoring:

Fair value has declined 30% or more from acquisition cost.

Other issuers:

Fair value has declined 50% or more from acquisition cost.

“Bankrupt issuer” means issuer who has entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuer” means issuer who is not legally or formally bankrupt but is regarded as substantially in a similar condition. “Potentially bankrupt issuer” means issuer who is not yet legally or formally bankrupt but deemed to have high a possibility of becoming bankrupt. “Issuer requiring close monitoring” means issuer who is financially weak and under close monitoring conducted by MUFG’s subsidiaries. “Other issuer” means issuer who does not correspond to the four issuers mentioned above.

Mitsubishi UFJ Financial Group, Inc.

(Money Held in Trust)

1.	Money Held in Trust for Trading Purpose (as of March 31, 2012)

	(in millions of yen)
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded in the consolidated statement of income during this period
Money held in trust for trading purpose	63,355	115

2.	Money Held in Trust Being Held to Maturity (as of March 31, 2012): None

3.	Money Held in Trust not for Trading Purpose or Being Held to Maturity (as of March 31, 2012)

	(in millions of yen)
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a)-(b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	331,996	331,829	167	167	0

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” are showing the breakdown of the difference between (a) and (b).

(Net Unrealized Gains (Losses) on Other Securities)

Detailed information regarding net unrealized gains (losses) on other securities (as of March 31, 2012)

(in millions of yen)
Net unrealized gains (losses) on other securities	728,421
Other securities	826,397
Money held in trust not for trading purpose or being held to maturity	167
Reclassification from “Other securities” to “Debt securities being held to maturity”	(98,143)
Deferred tax liabilities	(295,574)
Net unrealized gains (losses) on other securities, net of deferred tax liabilities (before MUFG’s ownership share of affiliates’ unrealized gains (losses) adjustments)	432,847
Minority interests	16,869
MUFG’s ownership share of affiliates’ unrealized gains (losses) on other securities	(8,817)
Total	440,900

(Notes)

(1)    “Net unrealized gains (losses) on other securities” shown in the above table excluded ¥7,616 million revaluation gains of securities with embedded derivatives, which were recorded in current earnings.

(2) “Net unrealized gains (losses) on other securities” shown in the above table included ¥1,954 million of unrealized gains on securities in investment limited partnerships.

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information regarding the Amounts of Ordinary Income, Ordinary Profits (Losses), Assets and other items by Segment

For the Fiscal Year Ended March 31, 2012

	(in millions of yen)
	The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Others	Total	Adjustments	Amount recorded in the consolidated financial statements
Ordinary income	3,295,914	611,257	358,479	491,490	354,851	5,111,993	(160,898)	4,951,095
Interest income	1,856,060	227,960	63,849	239,909	330,649	2,718,430	(369,074)	2,349,355
Investment gains on equity method	6,312	4,148	30,268	91	—	40,821	336,694	377,515
Amortization of negative goodwill	—	—	—	—	—	—	1,602	1,602
Ordinary income from customers	3,216,237	591,754	320,997	476,891	345,214	4,951,095	—	4,951,095
Ordinary income from internal transactions	79,677	19,502	37,482	14,599	9,637	160,898	(160,898)	—

Segment income (loss)	544,324	80,488	16,583	50,209	296,198	987,805	(6,473)	981,331

Segment assets	171,663,939	26,897,506	22,435,690	4,005,802	12,224,303	237,227,242	(18,365,625)	218,861,616

Other items
Depreciation	155,843	38,581	16,392	20,823	1,131	232,772	4,696	237,469
Amortization of goodwill	14,344	216	188	1,424	—	16,173	13,197	29,371
Interest expenses	359,623	73,703	67,046	32,575	39,794	572,744	(63,870)	508,874
Extraordinary gains	12,978	7,320	12,829	2,502	5,407	41,038	(7,946)	33,092
Gains on negative goodwill	—	2,228	—	—	—	2,228	—	2,228
Extraordinary losses	26,628	1,729	25,508	1,314	176	55,356	1,603	56,960
Impairment losses on fixed assets	18,211	1,312	2,403	187	—	22,114	—	22,114
Income tax expenses	315,677	45,084	1,764	9,950	1,705	374,182	2,312	376,494
Unamortized balance of goodwill	227,879	4,097	—	10,989	—	242,966	175,434	418,401
Investment to companies accounted for under the equity method	208,210	102,450	283,038	234	813,138	1,407,073	294,518	1,701,592
Increases in tangible and intangible fixed assets	193,857	65,739	20,843	15,465	1,188	297,094	—	297,094

(Notes)	(1)	Ordinary income, interest income and interest expenses are presented, respectively, in lieu of net sales, interest on deposits and interest on borrowings of the companies in non-banking industries.
	(2)	“Others” includes MUFG.
	(3)	Segment income for “Others” includes ¥270,930 million of dividends from MUFG’s subsidiaries and affiliates.
	(4)	Interest income adjustments include elimination of the dividends from affiliates recorded by MUFG.
	(5)	Adjustments for investment gains on equity method include the impact of ¥290,644 million of negative goodwill associated with the application of equity method accounting to MUFG’s investment in Morgan Stanley.
	(6)	Segment income adjustments include minus ¥312,533 million elimination of internal transactions, as well as ¥306,059 million comprising investment gains (losses) on equity method, amortization of goodwill and negative goodwill, tax expenses, and minority interests gains (losses) that are not attributable to specific segments.
	(7)	Segment assets adjustments are primarily elimination of assets and liabilities between segments.
	(8)	Adjustments for amortization of goodwill are primarily those concerning consumer finance subsidiaries and Mitsubishi UFJ Securities Holdings Co., Ltd.
	(9)	Adjustments for extraordinary gains and losses include elimination of internal transactions and amortization of goodwill that are not attributable to specific segments.
	(10)	Adjustments for unamortized balance of goodwill are primarily those concerning consumer finance subsidiaries and Mitsubishi UFJ Securities Holdings Co., Ltd.
	(11)	Segment income is reconciled to net income in the consolidated statement of income.

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2011		For the fiscal year ended March 31, 2012
Total net assets per common share	¥604.58	Total net assets per common share	¥678.24
Net loss per common share	¥ 39.94	Net income per common share	¥68.09
Diluted net income per common share	¥ 39.88	Diluted net income per common share	¥67.93

(Notes)

1.	Basis for Computing Net Income per Common Share and Diluted Net Income per Common Share

		For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Net income per common share
Net income	million yen	583,079	981,331
Amounts not attributable to common shareholders	million yen	18,205	18,205
Total dividends on preferred stock	million yen	18,205	18,205
Net income attributable to common shares	million yen	564,874	963,125
Average number of common shares outstanding for the fiscal period	thousand shares	14,140,858	14,144,183
Diluted net income per common share
Adjustments in net income	million yen	(363)	(1,061)
Total dividends on preferred stock	million yen	0	0
Adjustments made to reflect convertible securities of subsidiaries and others	million yen	(363)	(1,061)
Common share equivalent	thousand shares	12,267	16,684
Preferred shares	thousand shares	1	1
Subscription rights to shares	thousand shares	12,266	16,683
Convertible securities not diluting earnings per common share		Subscription rights to shares of subsidiaries: kabu.com Securities Co., Ltd. 1 type: 834 units Fukutora Ltd. 2 types: 12,370 units

Subscription rights to shares of subsidiaries:

kabu.com Securities Co., Ltd.

1 type: 790 units

Subscription rights to shares of affiliates accounted for under the equity method:

Morgan Stanley

56 million units

Mitsubishi UFJ Financial Group, Inc.

2.	Basis for Computing Total Net Assets per Common Share

		As of March 31, 2011	As of March 31, 2012
Total net assets	million yen	10,814,425	11,675,784
Amounts not attributable to common shareholders	million yen	2,264,713	2,081,991
Preferred stock	million yen	390,001	390,001
Total dividends on preferred stock	million yen	9,235	9,235
Subscription rights to shares	million yen	7,192	7,933
Minority interests	million yen	1,858,283	1,674,821
Net assets attributable to common shareholders	million yen	8,549,712	9,593,793
Number of common shares outstanding at the end of the fiscal period (excluding treasury shares)	thousand shares	14,141,480	14,144,980

(Changes in Accounting Policies)

Starting from the current fiscal year, we have applied “Accounting Standard for Earnings Per Share” (ASBJ Statement No. 2 revised on June 30, 2010) and “Guidance on Accounting Standard for Earnings Per Share” (ASBJ Guidance No. 4 revised on June 30, 2010).

In calculating the diluted net income per common share, the method used to reflect the effects of stock options, the rights obtained by the holders after a certain employment period, has been changed to include the amount pertaining to said holders’ services to be provided to MUFG that comprises part of the assessed fair value of stock options, which is assumed to be paid in at the time of the exercise of the rights.

In case that these revisions are not applied, diluted net income per common share for the fiscal year ended March 31, 2011 is ¥39.88.

Mitsubishi UFJ Financial Group, Inc.

5. Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Assets:
Current assets:
Cash and due from banks	11,031	10,631
Securities	140,500	121,800
Prepaid expenses	18	170
Deferred tax assets	2,203	—
Others	87,287	57,036

Total current assets	241,041	189,638

Fixed assets:
Tangible fixed assets:
Buildings	11	8
Equipment and furniture	135	78
Lease assets	20	12

Total tangible fixed assets	168	99

Intangible fixed assets:
Trademarks	25	19
Software	2,871	3,055
Lease assets	—	14
Others	1	1

Total intangible fixed assets	2,899	3,091

Investments and other assets:
Investment securities	803,197	—
Investments in subsidiaries and affiliates	9,943,868	10,725,815
Others	340	312

Total investments and other assets	10,747,406	10,726,127

Total fixed assets	10,750,474	10,729,318

Total assets	10,991,515	10,918,957

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Liabilities:
Current liabilities:
Short-term borrowings	1,566,980	1,849,071
Current portion of long-term borrowings	391,000	—
Lease liabilities	8	12
Accounts payable	2,314	2,048
Accrued expenses	5,048	4,561
Income taxes payable	98	112
Deposits received	249	135
Reserve for bonuses	352	352
Reserve for bonuses to directors	46	51
Others	0	0

Total current liabilities	1,966,100	1,856,345

Fixed liabilities:
Bonds payable	380,500	380,500
Long-term borrowings from subsidiaries and affiliates	20,702	3,402
Lease liabilities	13	16
Deferred tax liabilities	11,380	10,783
Others	96	86

Total fixed liabilities	412,693	394,788

Total liabilities	2,378,793	2,251,134

Net assets:
Shareholders’ equity:
Capital stock	2,137,476	2,138,487
Capital surplus:
Capital reserve	2,137,493	2,138,503
Other capital surplus	1,860,006	1,860,006

Total capital surplus	3,997,500	3,998,509

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,316,337	2,367,003

Total retained earnings	2,466,337	2,517,003

Treasury stock	(37)	(46)

Total shareholders’ equity	8,601,276	8,653,954

Valuation and translation adjustments:
Net unrealized gains (losses) on other securities	4,257	—
Net deferred gains (losses) on hedging instruments	—	5,935

Total valuation and translation adjustments	4,257	5,935

Subscription rights to shares	7,188	7,933

Total net assets	8,612,722	8,667,823

Total liabilities and net assets	10,991,515	10,918,957

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Operating income:
Dividends	397,101	255,406
Management fees from subsidiaries and affiliates	16,510	16,708

Total operating income	413,611	272,114

Operating expenses:
General and administrative expenses	14,855	15,083

Total operating expenses	14,855	15,083

Operating profits	398,756	257,031

Non-operating income:
Interest on deposits	0	0
Interest on securities	102	99
Dividends	15,524	15,524
Others	188	320

Total non-operating income	15,815	15,943

Non-operating expenses:
Interest on borrowings	27,154	22,295
Interest on bonds payable	17,023	15,610
Others	410	228

Total non-operating expenses	44,588	38,134

Ordinary profits	369,982	234,840

Extraordinary gains:
Gains on sales of investments in subsidiaries and affiliates	—	5,388
Reversal of allowance for losses on investments	1,733	—

Total extraordinary gains	1,733	5,388

Extraordinary losses:
Losses on retirement of fixed assets	11	127

Total extraordinary losses	11	127

Income before income taxes	371,704	240,101

Income taxes-current	9,024	424
Income taxes-deferred	17,748	1,239

Total taxes	26,773	1,664

Net income	344,931	238,437

Mitsubishi UFJ Financial Group, Inc.

(3)	Non-consolidated Statements of Changes in Net Assets

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Shareholders’ equity
Capital stock
Balance at the beginning of the period	2,136,582	2,137,476
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	893	1,011

Total changes during the period	893	1,011

Balance at the end of the period	2,137,476	2,138,487

Capital surplus
Capital reserve
Balance at the beginning of the period	2,136,600	2,137,493
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	893	1,009

Total changes during the period	893	1,009

Balance at the end of the period	2,137,493	2,138,503

Other capital surplus
Balance at the beginning of the period	2,109,941	1,860,006
Changes during the period
Disposition of treasury stock	65	(0)
Retirement of treasury stock	(250,000)	—

Total changes during the period	(249,934)	(0)

Balance at the end of the period	1,860,006	1,860,006

Retained earnings
Other retained earnings
Other reserve
Balance at the beginning of the period	150,000	150,000

Balance at the end of the period	150,000	150,000

Earned surplus brought forward
Balance at the beginning of the period	2,162,138	2,316,337
Changes during the period
Dividends from retained earnings	(190,732)	(187,771)
Net income	344,931	238,437

Total changes during the period	154,199	50,665

Balance at the end of the period	2,316,337	2,367,003

Treasury stock
Balance at the beginning of the period	(217)	(37)
Changes during the period
Repurchase of treasury stock	(250,029)	(12)
Disposition of treasury stock	209	3
Retirement of treasury stock	250,000	—

Total changes during the period	179	(9)

Balance at the end of the period	(37)	(46)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Total shareholders’ equity
Balance at the beginning of the period	8,695,044	8,601,276
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,787	2,021
Dividends from retained earnings	(190,732)	(187,771)
Net income	344,931	238,437
Repurchase of treasury stock	(250,029)	(12)
Disposition of treasury stock	275	2
Retirement of treasury stock	—	—

Total changes during the period	(93,768)	52,677

Balance at the end of the period	8,601,276	8,653,954

Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	10,254	4,257
Changes during the period
Net changes of items other than shareholders’ equity	(5,997)	(4,257)

Total changes during the period	(5,997)	(4,257)

Balance at the end of the period	4,257	—

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	—	—
Changes during the period
Net changes of items other than shareholders’ equity	—	5,935

Total changes during the period	—	5,935

Balance at the end of the period	—	5,935

Subscription rights to shares
Balance at the beginning of the period	6,450	7,188
Changes during the period
Net changes of items other than shareholders’ equity	737	745

Total changes during the period	737	745

Balance at the end of the period	7,188	7,933

Total net assets
Balance at the beginning of the period	8,711,750	8,612,722
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,787	2,021
Dividends from retained earnings	(190,732)	(187,771)
Net income	344,931	238,437
Repurchase of treasury stock	(250,029)	(12)
Disposition of treasury stock	275	2
Retirement of treasury stock	—	—
Net changes of items other than shareholders’ equity	(5,260)	2,423

Total changes during the period	(99,028)	55,100

Balance at the end of the period	8,612,722	8,667,823

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

6. Other

(1)	Changes of Directors and Corporate Auditors

Please refer to “Changes of Directors” posted on May 15, 2012 with regard to the changes of directors.

Selected Financial Information

under Japanese GAAP

For the fiscal year Ended March 31, 2012

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Consolidated ][ BTMU Non-consolidated ] [ MUTB Consolidated ][ MUTB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BTMU and MUSP Combined ]*5 [ MUTB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	34

(References)

1. Exposure to “Securitized Products and Related Investments”		37

2. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	39

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.
(*5)	“MUSP” means MU Strategic Partner, Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2012 (A)	March 31, 2011 (B)
Gross profits	3,502,047	3,522,544	(20,497)
Gross profits before credit costs for trust accounts	3,502,047	3,522,544	(20,497)
Net interest income	1,840,593	2,020,004	(179,410)
Trust fees	96,958	100,437	(3,478)
Credit costs for trust accounts (1)	—	(0)	0
Net fees and commissions	964,202	979,458	(15,256)
Net trading profits	225,588	103,742	121,845
Net other business profits	374,703	318,901	55,802
Net gains (losses) on debt securities	270,388	221,364	49,023
General and administrative expenses	1,994,594	2,020,898	(26,303)
Amortization of goodwill	29,371	31,085	(1,714)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,536,823	1,532,731	4,091
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,507,452	1,501,646	5,805
Provision for general allowance for credit losses (2)	20,770	(87,625)	108,395
Net business profits*	1,528,222	1,414,021	114,201
Net non-recurring gains (losses)	(56,231)	(767,588)	711,357
Credit costs (3)	(278,275)	(336,673)	58,398
Losses on loan write-offs	(183,189)	(261,233)	78,043
Provision for specific allowance for credit losses	(95,256)	(75,197)	(20,058)
Other credit costs	170	(243)	413
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	3,287	—	3,287
Gains on loans written-off (6)	60,750	—	60,750
Net gains (losses) on equity securities	(88,685)	(57,183)	(31,502)
Gains on sales of equity securities	56,410	64,174	(7,763)
Losses on sales of equity securities	(65,844)	(50,435)	(15,409)
Losses on write-down of equity securities	(79,251)	(70,922)	(8,329)
Profits (losses) from investments in affiliates	377,515	11,371	366,144
Other non-recurring gains (losses)	(130,824)	(385,102)	254,278

Ordinary profits	1,471,991	646,432	825,558

Net extraordinary gains (losses)	(23,867)	(6,870)	(16,996)
Gains on loans written-off (7)	—	63,786	(63,786)
Reversal of allowance for credit losses (8)	—	—	—
Reversal of reserve for contingent losses included in credit costs (9)	—	6,365	(6,365)
Net gains (losses) on disposition of fixed assets	(211)	(22,846)	22,635
Losses on impairment of fixed assets	(22,114)	(9,812)	(12,301)
Gains on sales of equity securities of affiliates	20,032	—	20,032
Business structure improvement expenses	(20,512)	(11,914)	(8,598)
Income before income taxes and others	1,448,124	639,561	808,562
Income taxes-current	239,236	126,036	113,200
Income taxes-deferred	137,258	49,460	87,798
Total taxes	376,494	175,496	200,998
Income before minority interests	1,071,629	464,065	607,563
Minority interests	90,297	(119,013)	209,311

Net income	981,331	583,079	398,251

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	(193,466)	(354,146)	160,679

Number of consolidated subsidiaries	224	231	(7)
Number of affiliated companies accounted for under the equity method	59	66	(7)

1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2012 (A)	March 31, 2011 (B)
Gross profits	2,362,083	2,337,500	24,582
Gross profits before credit costs for trust accounts	2,362,083	2,337,500	24,582
Net interest income	1,360,027	1,411,934	(51,907)
Trust fees	73,129	76,539	(3,409)
Credit costs for trust accounts (1)	—	(0)	0
Net fees and commissions	470,211	455,926	14,285
Net trading profits	122,611	106,509	16,101
Net other business profits	336,103	286,590	49,512
Net gains (losses) on debt securities	265,139	211,898	53,241
General and administrative expenses	1,191,080	1,180,513	10,567
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,171,002	1,156,986	14,015
Provision for general allowance for credit losses (2)	(10,385)	(71,512)	61,126
Net business profits	1,160,616	1,085,474	75,142
Net non-recurring gains (losses)	(307,189)	(322,788)	15,598
Credit costs (3)	(161,377)	(144,207)	(17,170)
Losses on loan write-offs	(77,146)	(108,386)	31,239
Provision for specific allowance for credit losses	(82,800)	(36,138)	(46,662)
Other credit costs	(1,431)	317	(1,748)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	37,234	—	37,234
Net gains (losses) on equity securities	(108,417)	(131,430)	23,012
Gains on sales of equity securities	42,737	55,295	(12,558)
Losses on sales of equity securities	(66,333)	(53,585)	(12,747)
Losses on write-down of equity securities	(84,821)	(133,139)	48,318
Other non-recurring gains (losses)	(74,628)	(47,151)	(27,477)

Ordinary profits	853,426	762,685	90,741

Net extraordinary gains (losses)	(326)	13,711	(14,037)
Gains on loans written-off (7)	—	37,685	(37,685)
Reversal of allowance for credit losses (8)	—	—	—
Reversal of reserve for contingent losses included in credit costs (9)	—	3,827	(3,827)
Net gains (losses) on disposition of fixed assets	602	(5,192)	5,794
Losses on impairment of fixed assets	(9,839)	(5,893)	(3,946)
Income before income taxes	853,100	776,397	76,703
Income taxes-current	187,650	66,011	121,639
Income taxes-deferred	120,547	(4,368)	124,915
Total taxes	308,198	61,643	246,555

Net income	544,902	714,754	(169,851)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	(134,529)	(174,207)	39,677

2

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2012 (A)	March 31, 2011 (B)
Gross profits	2,504,366	2,489,182	15,183
Net interest income	1,496,541	1,545,783	(49,241)
Trust fees	10,296	10,863	(566)
Net fees and commissions	516,662	511,464	5,198
Net trading profits	126,762	114,203	12,559
Net other business profits	354,102	306,867	47,234
Net gains (losses) on debt securities	256,587	214,597	41,989
General and administrative expenses	1,294,952	1,285,592	9,360
Amortization of goodwill	14,344	16,367	(2,023)
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,223,758	1,219,957	3,800
Net business profits before provision for general allowance for credit losses	1,209,413	1,203,590	5,823
Provision for general allowance for credit losses (1)	3,213	(94,713)	97,927
Net business profits*	1,212,627	1,108,876	103,751
Net non-recurring gains (losses)	(280,917)	(259,109)	(21,808)
Credit costs (2)	(183,333)	(178,218)	(5,114)
Losses on loan write-offs	(106,060)	(143,960)	37,900
Provision for specific allowance for credit losses	(77,360)	(33,892)	(43,467)
Other credit costs	87	(365)	452
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	4,763	—	4,763
Gains on loans written-off (5)	44,892	—	44,892
Net gains (losses) on equity securities	(93,950)	(48,056)	(45,893)
Gains on sales of equity securities	35,234	52,885	(17,651)
Losses on sales of equity securities	(61,832)	(46,445)	(15,387)
Losses on write-down of equity securities	(67,352)	(54,496)	(12,855)
Profits (losses) from investments in affiliates	6,312	(3,615)	9,927
Other non-recurring gains (losses)	(59,602)	(29,218)	(30,384)

Ordinary profits	931,709	849,766	81,943

Net extraordinary gains (losses)	(13,650)	11,239	(24,890)
Gains on loans written-off (6)	—	49,593	(49,593)
Reversal of allowance for credit losses (7)	—	—	—
Reversal of reserve for contingent losses included in credit costs (8)	—	5,219	(5,219)
Net gains (losses) on disposition of fixed assets	(2,978)	(2,582)	(396)
Losses on impairment of fixed assets	(18,211)	(5,439)	(12,771)
Gains on sales of equity securities of affiliates	7,713	—	7,713
Income before income taxes and others	918,059	861,006	57,053
Income taxes-current	191,214	99,345	91,869
Income taxes-deferred	124,462	(21,463)	145,925
Total taxes	315,677	77,882	237,794
Income before minority interests	602,382	783,124	(180,741)
Minority interests	58,058	63,328	(5,270)

Net income	544,324	719,795	(175,471)

Note:

*      Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)	(130,463)	(218,119)	87,656

Number of consolidated subsidiaries	133	135	(2)
Number of affiliated companies accounted for under the equity method	53	48	5

3

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2012 (A)	March 31, 2011 (B)
Gross profits	2,030,988	2,000,854	30,134
Domestic gross profits	1,225,953	1,264,543	(38,590)
Net interest income	865,373	913,831	(48,457)
Net fees and commissions	236,110	234,376	1,733
Net trading profits	7,048	1,218	5,829
Net other business profits	117,420	115,116	2,304
Net gains (losses) on debt securities	122,453	112,542	9,911
Non-domestic gross profits	805,034	736,310	68,724
Net interest income	338,482	333,864	4,617
Net fees and commissions	153,218	139,922	13,296
Net trading profits	97,509	98,079	(569)
Net other business profits	215,824	164,444	51,380
Net gains (losses) on debt securities	130,151	93,916	36,235
General and administrative expenses	1,008,138	994,329	13,808
Personnel expenses	372,723	368,603	4,120
Non-personnel expenses	582,930	573,620	9,310
Amortization of goodwill	108	—	108
Taxes	52,484	52,106	378
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,022,958	1,006,524	16,434
Net business profits before provision for general allowance for credit losses	1,022,849	1,006,524	16,325
Provision for general allowance for credit losses (1)	(7,032)	(70,316)	63,283
Net business profits	1,015,817	936,208	79,608
Net non-recurring gains (losses)	(272,494)	(278,208)	5,714
Credit costs (2)	(152,611)	(136,090)	(16,520)
Losses on loan write-offs	(76,482)	(105,714)	29,231
Provision for specific allowance for credit losses	(75,174)	(30,022)	(45,151)
Other credit costs	(954)	(353)	(601)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	34,329	—	34,329
Net gains (losses) on equity securities	(93,806)	(106,782)	12,975
Gains on sales of equity securities	31,599	48,537	(16,937)
Losses on sales of equity securities	(59,601)	(44,028)	(15,572)
Losses on write-down of equity securities	(65,805)	(111,291)	45,485
Other non-recurring gains (losses)	(60,406)	(35,335)	(25,070)

Ordinary profits	743,322	657,999	85,322

Net extraordinary gains (losses)	(3,769)	16,411	(20,181)
Gains on loans written-off (6)	—	36,414	(36,414)
Reversal of allowance for credit losses (7)	—	—	—
Reversal of reserve for contingent losses included in credit costs (8)	—	3,827	(3,827)
Net gains (losses) on disposition of fixed assets	(4,098)	(3,111)	(987)
Losses on impairment of fixed assets	(8,582)	(5,439)	(3,143)
Gains on sales of equity securities of affiliates	7,713	—	7,713
Income before income taxes	739,552	674,411	65,141
Income taxes-current	154,860	64,154	90,706
Income taxes-deferred	115,649	(29,006)	144,656
Total taxes	270,510	35,148	235,362

Net income	469,042	639,263	(170,221)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)	(125,313)	(166,165)	40,851

4

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2012 (A)	March 31, 2011 (B)
Gross profits	399,030	384,052	14,978
Gross profits before credit costs for trust accounts	399,030	384,052	14,978
Trust fees	86,997	89,848	(2,850)
Trust fees before credit costs for trust accounts	86,997	89,848	(2,850)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	6,833	6,758	75
Other trust fees	80,164	83,089	(2,925)
Credit costs for trust accounts (1)	—	(0)	0
Net interest income	154,264	163,066	(8,802)
Net fees and commissions	133,771	113,298	20,473
Net trading profits	20,838	10,175	10,663
Net other business profits	3,158	7,663	(4,505)
Net gains (losses) on debt securities	12,449	5,595	6,854
General and administrative expenses	235,120	227,338	7,782
Amortization of goodwill	216	11	205
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	164,125	156,724	7,401
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	163,909	156,713	7,195
Provision for general allowance for credit losses (2)	(3,314)	(1,188)	(2,126)
Net business profits*	160,594	155,525	5,069
Net non-recurring gains (losses)	(33,321)	(43,339)	10,017
Credit costs (3)	(9,137)	(8,542)	(594)
Losses on loan write-offs	(929)	(2,972)	2,043
Provision for specific allowance for credit losses	(7,634)	(6,215)	(1,419)
Other credit costs	(573)	644	(1,218)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	2,747	—	2,747
Net gains (losses) on equity securities	(14,671)	(24,431)	9,759
Gains on sales of equity securities	10,758	6,761	3,997
Losses on sales of equity securities	(6,798)	(9,560)	2,762
Losses on write-down of equity securities	(18,631)	(21,632)	3,000
Profits (losses) from investments in affiliates	4,148	3,339	809
Other non-recurring gains (losses)	(16,409)	(13,704)	(2,704)

Ordinary profits	127,273	112,185	15,087

Net extraordinary gains (losses)	5,591	(2,973)	8,565
Gains on loans written-off (7)	—	1,145	(1,145)
Reversal of allowance for credit losses (8)	—	—	—
Reversal of reserve for contingent losses included in credit costs (9)	—	—	—
Net gains (losses) on disposition of fixed assets	4,616	(2,132)	6,748
Losses on impairment of fixed assets	(1,312)	(461)	(850)
Income before income taxes and others	132,864	109,211	23,652
Income taxes-current	39,460	3,782	35,678
Income taxes-deferred	5,623	24,546	(18,922)
Total taxes	45,084	28,329	16,755
Income before minority interests	87,779	80,882	6,896
Minority interests	7,290	4,655	2,635

Net income	80,488	76,227	4,260

Note:

*      Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	(9,704)	(8,585)	(1,119)

Number of consolidated subsidiaries	29	25	4
Number of affiliated companies accounted for under the equity method	12	12	—

5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2012 (A)	March 31, 2011 (B)
Gross profits	331,094	336,646	(5,551)
Gross profits before credit costs for trust accounts	331,094	336,646	(5,551)
Domestic gross profits	243,976	259,843	(15,867)
Trust fees	73,129	76,539	(3,409)
Trust fees before credit costs for trust accounts	73,129	76,539	(3,409)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	6,833	6,758	75
Other trust fees	66,295	69,780	(3,484)
Credit costs for trust accounts (1)	—	(0)	0
Net interest income	101,263	99,972	1,290
Net fees and commissions	82,288	82,311	(23)
Net trading profits	21,098	14,071	7,027
Net other business profits	(33,803)	(13,051)	(20,751)
Net gains (losses) on debt securities	(26,652)	(13,740)	(12,912)
Non-domestic gross profits	87,118	76,802	10,315
Net interest income	54,907	64,265	(9,358)
Net fees and commissions	(1,405)	(684)	(720)
Net trading profits	(3,045)	(6,860)	3,814
Net other business profits	36,661	20,081	16,580
Net gains (losses) on debt securities	39,187	19,180	20,006
General and administrative expenses	182,941	186,183	(3,241)
Personnel expenses	68,448	66,559	1,888
Non-personnel expenses	106,422	111,299	(4,876)
Taxes	8,070	8,324	(254)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	148,152	150,462	(2,309)
Provision for general allowance for credit losses (2)	(3,352)	(1,196)	(2,156)
Net business profits	144,799	149,266	(4,466)
Net non-recurring gains (losses)	(34,695)	(44,580)	9,884
Credit costs (3)	(8,766)	(8,116)	(650)
Losses on loan write-offs	(664)	(2,671)	2,007
Provision for specific allowance for credit losses	(7,626)	(6,115)	(1,510)
Other credit costs	(476)	670	(1,147)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	2,904	—	2,904
Net gains (losses) on equity securities	(14,610)	(24,648)	10,037
Gains on sales of equity securities	11,137	6,758	4,379
Losses on sales of equity securities	(6,732)	(9,557)	2,825
Losses on write-down of equity securities	(19,015)	(21,848)	2,832
Other non-recurring gains (losses)	(14,222)	(11,815)	(2,406)

Ordinary profits	110,104	104,685	5,418

Net extraordinary gains (losses)	3,443	(2,700)	6,144
Gains on loans written-off (7)	—	1,271	(1,271)
Reversal of allowance for credit losses (8)	—	—	—
Reversal of reserve for contingent losses included in credit costs (9)	—	—	—
Net gains (losses) on disposition of fixed assets	4,700	(2,080)	6,781
Losses on impairment of fixed assets	(1,256)	(454)	(802)
Income before income taxes	113,547	101,985	11,562
Income taxes-current	32,789	1,856	30,933
Income taxes-deferred	4,897	24,637	(19,740)
Total taxes	37,687	26,494	11,192

Net income	75,860	75,490	369

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	(9,215)	(8,041)	(1,173)

6

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2012 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2011 (B)
Total average interest rate on interest-earning assets (a)	0.91	(0.10)	1.02
Average interest rate on loans and bills discounted (b)	1.39	(0.07)	1.47
Average interest rate on securities	0.54	(0.03)	0.58
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.81	(0.05)	0.86
Average interest rate on deposits and NCD (d)	0.05	(0.03)	0.09
Average interest rate on other liabilities	0.28	(0.14)	0.43
Overall interest rate spread (a)-(c)	0.10	(0.04)	0.15
Interest rate spread (b)-(d)	1.33	(0.04)	1.38

MUTB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2012 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2011 (B)
Total average interest rate on interest-earning assets (a)	0.82	(0.09)	0.92
Average interest rate on loans and bills discounted (b)	1.00	(0.10)	1.11
Average interest rate on securities	0.71	(0.08)	0.79
Total average interest rate on interest-bearing liabilities (c)	0.25	(0.07)	0.33
Average interest rate on deposits and NCD (d)	0.23	(0.08)	0.31
Overall interest rate spread (a)-(c)	0.57	(0.02)	0.59
Interest rate spread (b)-(d)	0.77	(0.02)	0.79

BTMU and MUTB combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2012 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2011 (B)
Average interest rate on loans and bills discounted (a)	1.33	(0.08)	1.42
Average interest rate on deposits and NCD (b)	0.08	(0.03)	0.11
Interest rate spread (a)-(b)	1.25	(0.04)	1.30

7

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2012
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,788.4	2,610.2	1,605.5	6,004.2
Receive-floater/pay-fix	379.4	4,091.1	1,294.5	5,765.1
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	57.7	42.9	100.7

Total	2,167.9	6,779.1	2,943.0	11,890.0

BTMU Consolidated
	(in billions of yen)
	As of March 31, 2012
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	862.7	1,632.6	1,546.0	4,041.4
Receive-floater/pay-fix	249.0	2,935.3	294.9	3,479.3
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	1,111.8	4,587.9	1,840.9	7,540.7

MUTB Consolidated
	(in billions of yen)
	As of March 31, 2012
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	918.8	996.3	59.5	1,974.6
Receive-floater/pay-fix	139.8	1,102.6	1,025.5	2,268.0
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,058.6	2,098.9	1,085.0	4,242.6

8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2012				As of March 31, 2011
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,607,013	30,314	48,855	18,540	3,299,569	34,850	48,492	13,642
Domestic bonds	615,146	4,370	4,383	12	1,144,463	9,160	9,180	19
Government bonds	556,942	4,168	4,168	—	967,312	7,579	7,579	—
Municipal bonds	3,530	6	6	—	22,666	178	178	—
Corporate bonds	54,672	196	208	12	154,484	1,402	1,422	19
Other	1,991,867	25,943	44,472	18,528	2,155,106	25,689	39,312	13,623
Foreign bonds	850,023	(11,292)	5,271	16,563	1,137,457	(2,525)	7,168	9,693
Other	1,141,844	37,236	39,201	1,964	1,017,648	28,214	32,144	3,929

	(in millions of yen)
	As of March 31, 2012				As of March 31, 2011
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Other securities	74,831,720	832,059	1,260,004	427,945	67,198,517	327,632	1,124,505	796,872
Domestic equity securities	3,333,887	321,739	661,036	339,297	3,566,358	281,297	713,520	432,223
Domestic bonds	51,566,808	217,511	230,777	13,265	48,098,475	70,829	181,345	110,515
Government bonds	48,005,803	155,174	158,048	2,874	43,974,575	23,936	118,538	94,602
Municipal bonds	180,778	7,750	7,750	—	200,279	6,569	6,578	9
Corporate bonds	3,380,226	54,586	64,977	10,391	3,923,620	40,323	56,228	15,904
Other	19,931,025	292,808	368,190	75,381	15,533,683	(24,494)	229,639	254,133
Foreign equity securities	170,324	50,249	51,560	1,311	282,233	83,659	83,771	111
Foreign bonds	17,921,947	260,668	279,026	18,358	13,637,510	(46,807)	95,651	142,459
Other	1,838,753	(18,109)	37,603	55,712	1,613,939	(61,346)	50,216	111,562
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2012				As of March 31, 2011
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	15,006,612	29,286,976	5,407,746	2,480,938	12,952,502	29,418,611	4,625,567	2,246,396
Government bonds	14,514,169	27,532,281	4,836,501	1,679,794	12,380,303	27,112,686	3,962,098	1,486,799
Municipal bonds	7,913	67,796	108,154	443	46,876	66,109	109,506	453
Corporate bonds	484,529	1,686,898	463,090	800,700	525,322	2,239,815	553,962	759,142
Other	2,015,953	9,096,714	4,106,719	5,345,322	2,196,338	7,306,116	3,073,406	4,174,673
Foreign bonds	1,842,489	8,761,238	3,273,306	4,875,198	1,981,987	6,925,274	2,322,864	3,520,067
Other	173,463	335,476	833,412	470,124	214,350	380,841	750,542	654,606
Total	17,022,565	38,383,690	9,514,465	7,826,261	15,148,840	36,724,727	7,698,974	6,421,070

9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2012				As of March 31, 2011
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,290,873	26,526	28,491	1,964	1,159,945	11,873	15,712	3,839
Stocks of subsidiaries and affiliates	98,313	(10,198)	5,741	15,940	98,316	(6,376)	13,158	19,534

	(in millions of yen)
	As of March 31, 2012				As of March 31, 2011
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	61,072,230	480,969	903,881	422,911	56,018,656	169,866	851,151	681,285
Domestic equity securities	2,647,024	107,422	489,872	382,450	2,803,845	74,213	522,197	447,983
Domestic bonds	45,565,304	177,582	189,846	12,264	43,573,087	59,556	163,683	104,127
Other	12,859,902	195,965	224,162	28,197	9,641,722	36,096	165,270	129,174
Foreign equity securities	161,308	49,207	49,218	10	171,910	73,896	73,897	1
Foreign bonds	11,250,102	136,806	144,639	7,832	8,362,087	(28,661)	49,751	78,412
Other	1,448,490	9,950	30,304	20,354	1,107,724	(9,138)	41,621	50,760
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2012				As of March 31, 2011
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	14,594,582	24,364,248	4,444,642	2,411,878	11,216,158	26,730,134	3,698,373	2,178,534
Government bonds	14,250,338	22,826,908	3,967,327	1,626,773	10,821,167	24,787,087	3,092,864	1,433,249
Municipal bonds	4,383	67,796	107,925	397	27,174	62,580	108,945	406
Corporate bonds	339,860	1,469,543	369,389	784,708	367,816	1,880,466	496,562	744,877
Other	1,092,993	5,354,112	2,916,153	3,399,755	1,447,427	3,777,273	2,095,348	2,649,024
Foreign bonds	929,659	5,150,461	2,215,231	2,934,997	1,236,734	3,573,537	1,520,965	2,006,151
Other	163,333	203,651	700,921	464,758	210,692	203,735	574,382	642,872
Total	15,687,575	29,718,361	7,360,795	5,811,634	12,663,585	30,507,408	5,793,721	4,827,558

10

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2012				As of March 31, 2011
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,020,692	6,699	6,870	171	1,806,668	9,513	11,990	2,476
Stocks of subsidiaries and affiliates	49,470	26,561	26,721	159	40,375	16,005	16,005	—

	(in millions of yen)
	As of March 31, 2012				As of March 31, 2011
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	11,452,187	219,904	322,684	102,780	8,727,335	10,599	205,871	195,271
Domestic equity securities	700,397	105,554	168,078	62,524	716,005	75,226	155,178	79,952
Domestic bonds	5,734,215	37,511	38,615	1,104	4,139,545	10,646	17,061	6,414
Other	5,017,574	76,838	115,989	39,151	3,871,784	(75,273)	33,631	108,904
Foreign equity securities	6,037	(354)	71	426	781	223	223	—
Foreign bonds	4,692,092	106,327	110,414	4,087	3,434,485	(22,717)	26,211	48,928
Other	319,444	(29,134)	5,503	34,637	436,518	(52,779)	7,196	59,976
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2012				As of March 31, 2011
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	206,889	4,760,216	1,054,908	69,059	1,511,521	2,558,120	873,470	67,862
Government bonds	76,982	4,560,422	960,978	53,021	1,355,202	2,230,288	815,510	53,550
Municipal bonds	3,530	—	228	46	19,702	3,528	560	47
Corporate bonds	126,376	199,794	93,701	15,992	136,616	324,304	57,399	14,264
Other	510,647	3,175,556	1,016,334	816,659	472,091	2,847,169	784,171	532,883
Foreign bonds	500,238	3,097,832	957,582	800,271	468,796	2,686,173	701,906	512,846
Other	10,408	77,723	58,751	16,387	3,294	160,995	82,264	20,036
Total	717,537	7,935,772	2,071,242	885,718	1,983,613	5,405,290	1,657,641	600,745

11

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2012 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2011 (B)
ROE*	11.10	4.20	6.89

Note:

* ROE is computed as follows:

Net income - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

12

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
(1) Risk-adjusted capital ratio	14.91%	0.01%	14.89%
Tier 1 ratio	12.31%	0.97%	11.33%
(2) Tier 1 capital	10,522.2	568.9	9,953.3
(3) Qualified Tier 2 capital	4,038.7	118.2	3,920.4
(4) Deductions from total qualifying capital	1,818.4	1,025.5	792.9
(5) Net qualifying capital (2)+(3)-(4)	12,742.5	(338.3)	13,080.8
(6) Risk-adjusted assets	85,456.5	(2,348.3)	87,804.9
(7) Required Capital	6,836.5	(187.8)	7,024.3

BTMU Consolidated

	(in billions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
(1) Risk-adjusted capital ratio	16.27%	0.45%	15.82%
Tier 1 ratio	11.76%	0.34%	11.42%
(2) Tier 1 capital	8,473.1	189.0	8,284.1
(3) Qualified Tier 2 capital	3,513.9	30.4	3,483.5
(4) Deductions from total qualifying capital	271.0	(26.9)	297.9
(5) Net qualifying capital (2)+(3)-(4)	11,716.1	246.4	11,469.7
(6) Risk-adjusted assets	71,993.4	(492.0)	72,485.5
(7) Required Capital	5,759.4	(39.3)	5,798.8

MUTB Consolidated

	(in billions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
(1) Risk-adjusted capital ratio	15.74%	(0.19)%	15.93%
Tier 1 ratio	12.38%	(0.63)%	13.02%
(2) Tier 1 capital	1,470.6	77.9	1,392.7
(3) Qualified Tier 2 capital	520.7	125.5	395.2
(4) Deductions from total qualifying capital	122.2	38.5	83.7
(5) Net qualifying capital (2)+(3)-(4)	1,869.1	164.9	1,704.2
(6) Risk-adjusted assets	11,871.6	1,178.0	10,693.5
(7) Required Capital	949.7	94.2	855.4

BTMU Non-consolidated

	(in billions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
(1) Risk-adjusted capital ratio	17.41%	0.79%	16.61%
Tier 1 ratio	12.60%	0.51%	12.09%
(2) Tier 1 capital	8,333.9	154.8	8,179.0
(3) Net qualifying capital	11,514.3	275.8	11,238.5
(4) Risk-adjusted assets	66,126.2	(1,509.0)	67,635.3
(5) Required Capital	5,290.1	(120.7)	5,410.8

MUTB Non-consolidated

	(in billions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
(1) Risk-adjusted capital ratio	15.76%	(0.24)%	16.01%
Tier 1 ratio	11.71%	(0.93)%	12.64%
(2) Tier 1 capital	1,410.8	63.4	1,347.3
(3) Net qualifying capital	1,899.9	193.1	1,706.8
(4) Risk-adjusted assets	12,048.4	1,389.0	10,659.3
(5) Required Capital	963.8	111.1	852.7

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006. Required Capital is 8% of risk-adjusted assets.

13

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2012 (A)	% to total loans and bills discounted	As of March 31, 2011 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	37,839	0.04%	53,116	0.06%	(15,277)	(0.02)%
Non-accrual delinquent loans	1,107,470	1.31%	1,022,139	1.27%	85,331	0.03%
Accruing loans contractually past due 3 months or more	76,519	0.09%	142,789	0.17%	(66,270)	(0.08)%
Restructured loans	642,361	0.76%	574,503	0.71%	67,857	0.04%
Total risk monitored loans	1,864,190	2.20%	1,792,549	2.24%	71,641	(0.03)%
Total loans and bills discounted	84,492,697		79,995,024		4,497,672

Written-off	668,234		912,112		(243,878)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2012 (A)	% to total risk monitored loans	As of March 31, 2011 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,123,773	60.28%	1,143,997	63.81%	(20,224)	(3.53)%
General allowance for credit losses	748,128		805,242		(57,114)
Specific allowance for credit losses	375,017		338,028		36,988
Allowance for credit to specific foreign borrowers	626		725		(98)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,633,285	1,551,505	81,780
Overseas	230,905	241,044	(10,139)
Asia	14,443	9,419	5,023
Indonesia	883	931	(48)
Thailand	5,916	5,179	737
Hong Kong	363	24	339
Other	7,279	3,284	3,995
United States of America	89,234	110,341	(21,106)
Other	127,227	121,282	5,944

Total	1,864,190	1,792,549	71,641

Classified by Industry	(in millions of yen)
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,633,285	1,551,505	81,780
Manufacturing	271,210	221,358	49,851
Construction	48,544	64,252	(15,707)
Wholesale and retail	268,275	203,873	64,401
Finance and insurance	14,114	7,772	6,341
Real estate, goods rental and leasing	175,488	196,998	(21,510)
Services	133,054	122,532	10,522
Other industries	85,697	83,556	2,141
Consumer	636,898	651,159	(14,261)
Overseas	230,905	241,044	(10,139)
Financial institutions	27,021	24,299	2,722
Commercial and industrial	102,393	123,328	(20,935)
Other	101,490	93,416	8,074

Total	1,864,190	1,792,549	71,641

14

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2012 (A)	% to total loans and bills discounted	As of March 31, 2011 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	33,997	0.04%	48,118	0.07%	(14,121)	(0.02)%
Non-accrual delinquent loans	899,774	1.29%	753,909	1.16%	145,864	0.13%
Accruing loans contractually past due 3 months or more	61,388	0.08%	113,208	0.17%	(51,819)	(0.08)%
Restructured loans	476,297	0.68%	425,616	0.65%	50,681	0.03%
Total risk monitored loans	1,471,457	2.12%	1,340,853	2.06%	130,603	0.05%
Total loans and bills discounted	69,386,000		64,981,715		4,404,284

Written-off	455,314		692,351		(237,036)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2012 (A)	% to total risk monitored loans	As of March 31, 2011 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	762,942	51.84%	712,944	53.17%	49,997	(1.32)%
General allowance for credit losses	488,039		481,006		7,032
Specific allowance for credit losses	274,276		231,213		43,063
Allowance for credit to specific foreign borrowers	626		725		(98)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,337,153	1,215,189	121,963
Overseas	134,304	125,663	8,640
Asia	3,721	2,326	1,395
Indonesia	—	331	(331)
Thailand	929	1,076	(147)
Hong Kong	363	24	339
Other	2,428	894	1,534
United States of America	3,462	2,880	582
Other	127,119	120,457	6,662

Total	1,471,457	1,340,853	130,603

Classified by Industry

	(in millions of yen)
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,337,153	1,215,189	121,963
Manufacturing	249,932	215,606	34,326
Construction	47,837	62,717	(14,880)
Wholesale and retail	264,867	200,085	64,782
Finance and insurance	8,028	7,736	292
Real estate	145,848	164,097	(18,249)
Goods rental and leasing	5,204	3,297	1,906
Services	130,735	120,252	10,483
Other industries	82,630	80,502	2,128
Consumer	402,067	360,893	41,174
Overseas	134,304	125,663	8,640
Financial institutions	25,252	19,266	5,985
Commercial and industrial	45,787	45,020	766
Other	63,264	61,376	1,887

Total	1,471,457	1,340,853	130,603

15

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2012 (A)	% to total loans and bills discounted	As of March 31, 2011 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	1,981	0.01%	1,665	0.01%	316	0.00%
Non-accrual delinquent loans	45,798	0.43%	38,226	0.36%	7,572	0.07%
Accruing loans contractually past due 3 months or more	150	0.00%	599	0.00%	(448)	(0.00)%
Restructured loans	18,722	0.17%	10,474	0.09%	8,247	0.07%
Total risk monitored loans	66,652	0.63%	50,964	0.48%	15,688	0.15%
Total loans and bills discounted	10,520,913		10,589,116		(68,202)

Written-off	20,137		22,509		(2,371)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2012 (A)	% to total risk monitored loans	As of March 31, 2011 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	63,931	95.91%	54,436	106.81%	9,494	(10.89)%
General allowance for credit losses	40,826		37,473		3,352
Specific allowance for credit losses	23,105		16,963		6,142
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	66,639	50,946	15,693
Overseas	13	18	(5)
Asia	—	—	—
Indonesia	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
United States of America	—	5	(5)
Other	13	13	(0)

Total	66,652	50,964	15,688

Classified by Industry	(in millions of yen)
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	66,639	50,946	15,693
Manufacturing	21,231	5,715	15,516
Construction	671	1,488	(817)
Wholesale and retail	3,088	3,445	(356)
Finance and insurance	6,052	—	6,052
Real estate	19,853	24,865	(5,011)
Goods rental and leasing	—	—	—
Services	2,253	2,226	26
Other industries	3,060	3,042	17
Consumer	10,428	10,162	265
Overseas	13	18	(5)
Financial institutions	—	—	—
Commercial and industrial	—	5	(5)
Other	13	13	(0)

Total	66,652	50,964	15,688

16

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2012 (A)	% to total loans and bills discounted	As of March 31, 2011 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	81	0.08%	90	0.07%	(8)	0.00%
Non-accrual delinquent loans	28	0.03%	27	0.02%	1	0.00%
Accruing loans contractually past due 3 months or more	164	0.17%	102	0.09%	61	0.08%
Restructured loans	779	0.83%	811	0.71%	(32)	0.11%
Total risk monitored loans	1,053	1.12%	1,031	0.90%	22	0.21%

Total loans and bills discounted	93,829		113,533		(19,704)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	282	341	(59)

(3) Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic	1,053	1,031	22
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	782	693	88
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	270	337	(66)

Total	1,053	1,031	22

17

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) -(B)
Bankrupt or De facto Bankrupt					107,189		131,292	(24,103)
Doubtful					917,548		748,773	168,775
Special Attention					557,416		550,683	6,732
Non Performing Loans (1)					1,582,155		1,430,749	151,405
Normal					87,389,539		83,575,725	3,813,814
Total					88,971,694		85,006,474	3,965,220

Non Performing Loans / Total					1.77%		1.68%	0.09%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) -(B)
Covered amount (2)					1,242,856		1,107,832	135,023
Allowance for credit losses					396,572		347,946	48,625
Collateral, guarantees, etc.					846,284		759,886	86,398

Coverage ratio (2) / (1)					78.55%		77.43%	1.12%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	107,189		1,573		105,616			100.00%
	[131,292	]	[4,417	]	[126,874	]		[100.00%]
Doubtful	917,548		266,783		410,937			73.86%
	[748,773	]	[212,657	]	[350,143	]		[75.16%]
Special Attention	557,416		128,215		329,730			82.15%
	[550,683	]	[130,871	]	[282,868	]		[75.13%]
Total	1,582,155		396,572		846,284			78.55%
	[1,430,749	]	[347,946	]	[759,886	]		[77.43%]
Note: The upper figures are as of March 31, 2012. The lower figures with brackets are as of March 31, 2011.
(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) -(B)
Domestic					1,439,572		1,301,084	138,487
Manufacturing					275,784		226,799	48,985
Construction					49,679		65,934	(16,255)
Wholesale and retail					285,740		218,899	66,841
Finance and insurance					16,339		8,865	7,474
Real estate					169,718		193,130	(23,411)
Goods rental and leasing					5,214		3,345	1,868
Services					135,439		126,209	9,230
Other industries					88,058		85,908	2,150
Consumer					413,596		371,992	41,604
Overseas					142,582		129,664	12,917
Financial institutions					25,254		19,268	5,985
Commercial and industrial					54,050		49,006	5,044
Other					63,277		61,390	1,887
Total					1,582,155		1,430,749	151,405

18

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					103,380		127,261	(23,881)
Doubtful					873,332		712,630	160,702
Special Attention					537,685		538,824	(1,138)
Non Performing Loans (1)					1,514,398		1,378,716	135,682
Normal					76,648,955		72,744,393	3,904,562
Total					78,163,354		74,123,110	4,040,244

Non Performing Loans / Total					1.93%		1.86%	0.07%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					1,188,917		1,063,116	125,801
Allowance for credit losses					374,785		334,716	40,069
Collateral, guarantees, etc.					814,132		728,400	85,732

Coverage ratio (2) / (1)					78.50%		77.10%	1.39%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	103,380		1,544		101,835		100.00%	100.00%
	[127,261	]	[4,402	]	[122,859	]	[100.00%]	[100.00%]
Doubtful	873,332		250,820		394,417		52.37%	73.88%
	[712,630	]	[202,816	]	[329,979	]	[53.00%]	[74.76%]
Special Attention	537,685		122,420		317,878		55.69%	81.88%
	[538,824	]	[127,497	]	[275,560	]	[48.42%]	[74.80%]
Total	1,514,398		374,785		814,132		53.52%	78.50%
	[1,378,716	]	[334,716	]	[728,400	]	[51.46%]	[77.10%]
Note: The upper figures are as of March 31, 2012. The lower figures with brackets are as of March 31, 2011. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic					1,371,831		1,249,072	122,759
Manufacturing					254,553		221,084	33,469
Construction					48,994		64,446	(15,451)
Wholesale and retail					282,652		215,454	67,197
Finance and insurance					10,286		8,865	1,421
Real estate					149,081		167,571	(18,489)
Goods rental and leasing					5,214		3,345	1,868
Services					133,173		123,969	9,203
Other industries					84,998		82,865	2,132
Consumer					402,876		361,470	41,405
Overseas					142,567		129,644	12,923
Financial institutions					25,252		19,266	5,985
Commercial and industrial					54,050		49,000	5,049
Other					63,264		61,376	1,887
Total					1,514,398		1,378,716	135,682

19

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					3,698		3,881	(182)
Doubtful					44,131		36,047	8,084
Special Attention					18,873		11,073	7,799
Non Performing Loans (1)					66,702		51,001	15,701
Normal					10,647,807		10,718,828	(71,021)
Total					10,714,510		10,769,830	(55,319)

Non Performing Loans / Total					0.62%		0.47%	0.14%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					53,128		43,870	9,257
Allowance for credit losses					21,786		13,230	8,556
Collateral, guarantees, etc.					31,341		30,639	701

Coverage ratio (2) / (1)					79.64%		86.01%	(6.36)%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	3,698		28		3,670		100.00%	100.00%
	[3,881	]	[15	]	[3,865	]	[100.00%]	[100.00%]
Doubtful	44,131		15,962		16,435		57.63%	73.41%
	[36,047	]	[9,841	]	[20,067	]	[61.58%]	[82.97%]
Special Attention	18,873		5,795		11,236		75.88%	90.24%
	[11,073	]	[3,373	]	[6,706	]	[77.25%]	[91.02%]
Total	66,702		21,786		31,341		61.61%	79.64%
	[51,001	]	[13,230	]	[30,639	]	[64.97%]	[86.01%]
Note: The upper figures are as of March 31, 2012. The lower figures with brackets are as of March 31, 2011. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic					66,687		50,981	15,706
Manufacturing					21,231		5,715	15,516
Construction					684		1,488	(804)
Wholesale and retail					3,088		3,445	(356)
Finance and insurance					6,052		—	6,052
Real estate					19,853		24,865	(5,011)
Goods rental and leasing					—		—	—
Services					2,266		2,240	26
Other industries					3,060		3,042	17
Consumer					10,449		10,184	265
Overseas					15		20	(5)
Financial institutions					2		2	—
Commercial and industrial					—		5	(5)
Other					13		13	(0)
Total					66,702		51,001	15,701

20

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					109		149	(39)
Doubtful					85		95	(10)
Special Attention					858		785	72
Non Performing Loans (1)					1,053		1,031	22
Normal					92,776		112,502	(19,726)
Total					93,829		113,533	(19,704)

Non Performing Loans / Total					1.12%		0.90%	0.21%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					810		846	(35)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					810		846	(35)

Coverage ratio (2) / (1)					76.96%		82.09%	(5.13)%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	109		—		109			100.00%
	[149	]	[—	]	[149	]		[100.00%]
Doubtful	85		—		85			99.94%
	[95	]	[—	]	[95	]		[99.86%]
Special Attention	858		—		615			71.73%
	[785	]	[—	]	[601	]		[76.53%]
Total	1,053		—		810			76.96%
	[1,031	]	[—	]	[846	]		[82.09%]
Note: The upper figures are as of March 31, 2012. The lower figures with brackets are as of March 31, 2011. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2012 (A)		As of March 31, 2011 (B)	Increase (Decrease) (A) - (B)
Domestic					1,053		1,031	22
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					782		693	88
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					270		337	(66)
Total					1,053		1,031	22

21

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
	Classification
Category of Borrowers	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[105.5]		[0.8]	[0.7] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [107.0]	Loans to bankrupt borrowers [35.9]
Substantially Bankrupt Borrowers
Potentially Bankrupt Borrowers	[417.6]		[499.8]		52.66%	ii) Doubtful [917.4]	Non-accrual delinquent loans [945.5]
Borrowers Requiring Caution (Special Attention Borrowers)	[556.5]				56.37%	iii) Special Attention [556.5]	Accruing loans contractually past due 3 months or more [61.5]
							Restructured loans [495.0]
Borrowers Requiring Caution (Other Borrowers)						iv) Normal [87,296.7]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						1,581.1	1,538.1

						Total

						i) + ii) + iii) + iv)
						88,877.8

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

22

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU and MUSP Combined

(A) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2009	As of March 31, 2010	As of March 31, 2011 (a)	As of March 31, 2012 (b)	(b) - (a)
Assets newly categorized during fiscal 2008	528,152	203,987	97,227	63,447	(33,780)
Assets newly categorized during fiscal 2009		564,738	210,544	141,145	(69,399)
Assets newly categorized during fiscal 2010			391,086	266,572	(124,514)
Assets newly categorized during fiscal 2011				393,988

(B) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2012
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	11,717
Re-constructive treatment	39,134
Upgrade due to re-constructive treatment	11,247
Loan sales to secondary market	7,108
Write-offs	44,516
Others	143,297
Collection / Repayment	90,950
Upgraded	52,346

Total	257,021	68,845	188,176

Amount in process for disposition	92,526

Note:  The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

23

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(A) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2009	As of March 31, 2010	As of March 31, 2011 (a)	As of March 31, 2012 (b)	(b) - (a)
Assets newly categorized during fiscal 2008	36,771	17,835	8,128	4,485	(3,643)
Assets newly categorized during fiscal 2009		39,650	10,511	6,513	(3,997)
Assets newly categorized during fiscal 2010			11,071	2,207	(8,864)
Assets newly categorized during fiscal 2011				27,155
(B) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2012
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2,419
Write-offs	845
Others	15,729
Collection / Repayment	12,518
Upgraded	3,211

Total	18,994	2,242	16,752

Amount in process for disposition	3,808

Note:  The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

24

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Domestic offices (excluding loans booked at offshore markets)	65,066,356	1,146,632	63,919,723
Manufacturing	9,091,745	290,513	8,801,232
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	115,655	(14,549)	130,204
Construction	978,390	(79,869)	1,058,259
Utilities	1,423,574	358,789	1,064,785
Communication and information services	1,105,613	55,522	1,050,091
Transport and postal activities	2,479,057	(224,629)	2,703,686
Wholesale and retail	6,392,494	26,297	6,366,197
Finance and insurance	7,496,515	(64,426)	7,560,941
Real estate	9,128,992	(323,995)	9,452,987
Goods rental and leasing	1,507,806	(137,465)	1,645,271
Services	3,071,669	11,757	3,059,912
Municipal government	948,018	(5,452)	953,470
Other industries	21,326,813	1,254,136	20,072,677
Overseas offices and loans booked at offshore markets	14,987,923	3,189,469	11,798,454

Total	80,054,280	4,336,102	75,718,178

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Total domestic consumer loans	17,582,579	(462,180)	18,044,760
Housing loans	16,866,020	(434,654)	17,300,674
Residential purpose	13,640,825	(223,595)	13,864,421
Other	716,559	(27,526)	744,086
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Outstanding amount	39,148,300	(769,427)	39,917,727
% to total domestic loans	60.16%	(2.28)%	62.44%

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Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Domestic offices (excluding loans booked at offshore markets)	55,156,923	1,448,503	53,708,420
Manufacturing	7,108,227	184,443	6,923,784
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	110,892	(14,015)	124,907
Construction	866,997	(64,801)	931,798
Utilities	994,312	311,954	682,358
Communication and information services	817,730	11,771	805,959
Transport and postal activities	1,803,504	(192,892)	1,996,396
Wholesale and retail	5,548,069	(52,838)	5,600,907
Finance and insurance	5,953,993	105,440	5,848,553
Real estate	7,269,976	(275,595)	7,545,571
Goods rental and leasing	960,145	(77,122)	1,037,267
Services	2,733,600	78,811	2,654,789
Municipal government	919,110	7,457	911,653
Other industries	20,070,368	1,425,890	18,644,478
Overseas offices and loans booked at offshore markets	14,229,076	2,955,780	11,273,295

Total	69,386,000	4,404,284	64,981,715

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Total domestic consumer loans	16,424,621	(505,699)	16,930,320
Housing loans	15,720,458	(480,086)	16,200,544
Residential purpose	12,777,784	(294,291)	13,072,075
Other	704,163	(25,613)	729,776
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Outstanding amount	34,508,950	(746,864)	35,255,814
% to total domestic loans	62.56%	(3.07)%	65.64%

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Domestic offices (excluding loans booked at offshore markets)	9,762,065	(301,891)	10,063,957
Manufacturing	1,983,518	106,070	1,877,448
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	4,763	(534)	5,297
Construction	111,393	(15,068)	126,461
Utilities	429,224	46,879	382,345
Communication and information services	287,883	43,751	244,132
Transport and postal activities	674,138	(30,633)	704,771
Wholesale and retail	844,425	79,135	765,290
Finance and insurance	1,542,522	(169,866)	1,712,388
Real estate	1,840,747	(43,612)	1,884,359
Goods rental and leasing	547,561	(60,343)	607,904
Services	336,657	(66,870)	403,527
Municipal government	21,085	(3,194)	24,279
Other industries	1,138,138	(187,609)	1,325,747
Overseas offices and loans booked at offshore markets	758,847	233,688	525,158

Total	10,520,913	(68,202)	10,589,116

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Total domestic consumer loans	1,093,425	48,602	1,044,823
Housing loans	1,081,379	50,408	1,030,970
Residential purpose	800,780	74,995	725,785
Other	12,046	(1,806)	13,852
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Outstanding amount	4,501,360	(33,447)	4,534,807
% to total domestic loans	46.11%	1.06%	45.05%

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Domestic offices (excluding loans booked at offshore markets)	147,366	20	147,345
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	38	(44)	82
Communication and information services	—	—	—
Transport and postal activities	1,415	(1,104)	2,519
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	18,269	(4,788)	23,057
Goods rental and leasing	100	—	100
Services	1,412	(184)	1,596
Municipal government	7,823	(9,715)	17,538
Other industries	118,307	15,855	102,452
Overseas offices and loans booked at offshore markets	—	—	—

Total	147,366	20	147,345

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Total domestic consumer loans	64,532	(5,083)	69,616
Housing loans	64,182	(4,976)	69,158
Residential purpose	62,259	(4,300)	66,559
Other	350	(107)	457
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Outstanding amount	137,990	10,884	127,106
% to total domestic loans	93.63%	7.37%	86.26%

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Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Asia	4,761,209	873,627	3,887,581
Thailand	612,630	116,140	496,489
Indonesia	403,948	74,578	329,370
Malaysia	346,877	60,984	285,892
Philippines	78,958	14,681	64,277
South Korea	334,888	63,484	271,404
Singapore	706,169	120,620	585,549
Hong Kong	1,197,532	256,893	940,639
China	100,540	59,730	40,809
Taiwan	209,120	22,303	186,816
Others	770,542	84,209	686,333
Latin America	1,821,793	359,701	1,462,091
Argentina	4,439	2,788	1,651
Brazil	145,371	26,150	119,221
Mexico	109,575	13,339	96,235
Caribbean countries	1,387,899	257,677	1,130,222
Others	174,506	59,746	114,759
North America	3,483,540	673,748	2,809,792
United States of America	3,224,148	602,713	2,621,434
Canada	259,392	71,034	188,357
Western Europe	3,605,220	861,054	2,744,166
United Kingdom	1,074,347	274,003	800,344
Germany	344,954	(22,948)	367,902
France	566,821	227,846	338,975
Netherlands	440,615	92,372	348,243
Spain	314,104	49,489	264,615
Italy	213,765	82,612	131,153
Others	650,611	157,678	492,933
Eastern Europe	308,711	99,730	208,980
Others	2,633,162	555,541	2,077,620

Total	16,613,637	3,423,403	13,190,233

Note:	In addition to the (non-consolidated basis) loan balance stated above, three major overseas subsidiaries have the following loan balances as of the consolidated financial statements date.

UnionBanCal Corporation: ¥4,099,469 million (a 225,299 million yen increase as compared with March 31, 2011.)

Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥859,735 million (a 110,203 million yen increase as compared with March 31, 2011.)

Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.: ¥545,776 million (a 64,805 million yen increase as compared with March 31, 2011.)

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Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Deposits (ending balance)	118,657,469	369,593	118,287,876
Deposits (average balance)	116,004,560	2,456,263	113,548,296
Loans (ending balance)	79,906,913	4,336,081	75,570,832
Loans (average balance)	75,955,331	947,986	75,007,345

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Deposits (ending balance)	106,680,877	826,198	105,854,679
Deposits (average balance)	103,722,369	2,518,844	101,203,524
Loans (ending balance)	69,386,000	4,404,284	64,981,715
Loans (average balance)	65,506,154	637,056	64,869,097

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Deposits (ending balance)	11,976,591	(456,605)	12,433,196
Deposits (average balance)	12,282,191	(62,581)	12,344,772
Loans (ending balance)	10,520,913	(68,202)	10,589,116
Loans (average balance)	10,449,177	310,929	10,138,247

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Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Individuals	65,844,374	1,459,728	64,384,645
Corporations and others	41,960,944	(2,550,995)	44,511,939
Domestic deposits	107,805,318	(1,091,266)	108,896,585
Note: Amounts do not include negotiable certificates of deposit and JOM accounts. BTMU Non-consolidated
	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Individuals	57,332,610	1,518,769	55,813,841
Corporations and others	39,235,766	(2,123,999)	41,359,766
Domestic deposits	96,568,376	(605,230)	97,173,607
Note: Amounts do not include negotiable certificates of deposit and JOM accounts. MUTB Non-consolidated
	(in millions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Individuals	8,511,764	(59,040)	8,570,804
Corporations and others	2,725,177	(426,996)	3,152,173
Domestic deposits	11,236,941	(486,036)	11,722,978

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

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Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Deferred tax assets	877.7	(161.3)	1,039.1
Net operating losses carried forwards	—	(23.6)	23.6
Allowance for credit losses	353.5	(102.7)	456.3
Write-down on investment securities	220.2	(74.0)	294.2
Unrealized losses on other securities	82.8	(31.0)	113.9
Reserve for retirement benefits	87.2	(5.6)	92.8
Other	433.0	(36.0)	469.1
Valuation allowance	(299.1)	111.8	(411.0)
Deferred tax liabilities	435.0	59.5	375.4
Unrealized gains on other securities	260.1	81.9	178.1
Net deferred gains on hedges	45.6	0.9	44.7
Revaluation gains on securities upon merger	40.6	(8.8)	49.5
Gains on securities contributed to employee retirement benefits trust	57.9	(8.0)	65.9
Other	30.5	(6.5)	37.1
Net deferred tax assets	442.7	(220.9)	663.6

(2) Net business profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2006	FY2007	FY2008	FY2009	FY2010	FY2011
Net business profits before provision for general allowance for credit losses	899.7	828.2	710.8	863.1	1,006.5	1,022.8
Total credit costs	53.4	(76.5)	(393.4)	(337.8)	(166.1)	(125.3)
Income before income taxes	958.0	687.0	(195.1)	460.1	674.4	739.5
Reconciliation to taxable income	(401.6)	(123.1)	789.1	(3.7)	(24.0)	(307.5)
Taxable income	556.3	563.9	593.9	456.3	650.3	432.0

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Deferred tax assets	60.4	(1.7)	62.1
Write-down on investment securities	44.5	(15.0)	59.5
Allowance for credit losses	24.7	0.0	24.6
Deferred losses on hedging instruments	19.2	12.8	6.3
Unrealized losses on other securities	11.7	(2.6)	14.4
Net operating losses carried forwards	—	(5.0)	5.0
Other	43.9	(7.7)	51.7
Valuation allowance	(83.7)	15.8	(99.6)
Deferred tax liabilities	113.2	62.1	51.0
Unrealized gains on other securities	87.1	68.7	18.4
Reserve for retirement benefits	16.4	(0.1)	16.5
Other	9.6	(6.3)	16.0
Net deferred tax assets	(52.7)	(63.8)	11.1

(2) Net business profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2006	FY2007	FY2008	FY2009	FY2010	FY2011
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	274.3	187.2	131.5	110.2	150.4	148.1
Total credit costs	8.1	26.3	35.5	(23.7)	(8.0)	(9.2)
Income before income taxes	284.0	197.3	88.1	52.0	101.9	113.5
Reconciliation to taxable income	(142.9)	(26.3)	(16.0)	23.3	(80.1)	(30.1)
Taxable income	141.1	170.9	72.0	75.3	21.7	83.3

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

33

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Projected benefit obligation	(A)	2,024,907	75,107	1,949,799
Discount rates		0.6% ~ 7.0%		1.0% ~ 9.0%
Fair value of plan assets	(B)	1,962,314	(56,378)	2,018,693
Prepaid pension cost	(C)	483,766	(16,451)	500,218
Reserve for retirement benefits	(D)	81,111	21,918	59,192
Total amount unrecognized	(A) - (B) + (C) - (D)	465,248	93,116	372,132
Unrecognized net actuarial loss		515,371	123,159	392,211
Unrecognized prior service cost		(50,122)	(30,043)	(20,079)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2012 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2011 (B)
Net periodic cost of retirement benefits		86,406	13,300	73,105
Service cost		45,584	32	45,552
Interest cost		43,707	(2,218)	45,925
Expected return on plan assets		(71,451)	1,192	(72,643)
Amortization of unrecognized prior service cost		(11,537)	(1,999)	(9,537)
Amortization of unrecognized net actuarial loss		64,374	17,663	46,710
Other		15,729	(1,369)	17,098

(3) Assumptions and other policies used in calculation of projected benefit obligation

As of March 31, 2012
Discount rates	Domestic consolidated subsidiaries 0.6% ~ 2.2%
Overseas consolidated subsidiaries 4.6% ~ 7.0%
Expected return	Domestic consolidated subsidiaries 0.5% ~ 5.8%
Overseas consolidated subsidiaries 4.0% ~ 8.5%
Method used in allocation of estimated retirement benefits	Straight-line method
Duration for amortization of unrecognized prior service cost	Primarily over 10 years
Duration for amortization of unrecognized net actuarial loss	Primarily over 10 years

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Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Projected benefit obligation	(A)	1,275,907	46,182	1,229,724
Discount rates		1.3% ~ 1.6%		1.6% ~ 2.0%
Fair value of plan assets	(B)	1,220,760	(41,764)	1,262,525
Prepaid pension cost	(C)	287,474	(12,546)	300,021
Reserve for retirement benefits	(D)	5,131	(7,415)	12,547
Total amount unrecognized	(A) - (B) + (C) - (D)	337,489	82,816	254,673
Unrecognized net actuarial loss		365,649	101,100	264,549
Unrecognized prior service cost		(28,160)	(18,284)	(9,875)
(2) Net periodic cost
		(in millions of yen)
		For the fiscal year ended March 31, 2012 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2011 (B)
Net periodic cost of retirement benefits		51,901	(58)	51,959
Service cost		24,709	(757)	25,467
Interest cost		24,265	(1,606)	25,871
Expected return on plan assets		(37,330)	(801)	(36,529)
Amortization of unrecognized prior service cost		(7,920)	(2,639)	(5,281)
Amortization of unrecognized net actuarial loss		36,255	5,023	31,232
Other		11,921	723	11,198

35

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2011 (B)
Projected benefit obligation	(A)	433,024	8,256	424,768
Discount rates		1.6%		1.9%
Fair value of plan assets	(B)	504,094	3,866	500,228
Prepaid pension cost	(C)	208,986	4,374	204,612
Reserve for retirement benefits	(D)	—	—	—
Total amount unrecognized	(A) - (B) + (C) - (D)	137,917	8,765	129,151
Unrecognized net actuarial loss		168,201	17,115	151,085
Unrecognized prior service cost		(30,283)	(8,350)	(21,933)
(2) Net periodic cost
		(in millions of yen)
		For the fiscal year ended March 31, 2012 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2011 (B)
Net periodic cost of retirement benefits		14,941	5,744	9,196
Service cost		6,580	156	6,423
Interest cost		7,929	(337)	8,267
Expected return on plan assets		(19,061)	1,424	(20,486)
Amortization of unrecognized prior service cost		(4,630)	(432)	(4,198)
Amortization of unrecognized net actuarial loss		23,560	4,860	18,700
Other		563	73	489

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Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of March 31, 2012 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized gains]

•

The balance as of the end of March 2012 increased to ¥1.66 trillion in total, an increase of ¥0.20 trillion compared with the balance as of the end of March 2011, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥53 billion, improved by ¥25 billion compared to the end of March 2011.

•	The impact on the P/L for the fiscal year ended March 31, 2012 was a gain of approximately ¥11 billion mainly as a result of a gain on sales of RMBS.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2011	Net unrealized gains (losses)	Change from end of March 2011	Balance	Net unrealized gains (losses)
1	RMBS	64	(42)	0	(12)	0	0
2	Sub-prime RMBS	3	(12)	0	(9)	0	0
3	CMBS	103	75	3	4	0	0
4	CLOs	1,400	176	(55)	32	1,185	(56)
5	Other securitized products (card, etc.)	90	(5)	(1)	1	23	0
6	CDOs	1	(2)	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0

8	Total	1,658	201	(53)	25	1,209	(56)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•

AAA-rated products accounted for 70% of our investments in securitized products, an increase of 40% compared with the end of March 2011, mainly due to an increase in volume in highly rated CLOs as a result of upgrades in the portfolio.

•	AAA and AA-rated products accounted for 88% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
9	RMBS	12	8	9	16	20	0	64
10	Sub-prime RMBS	2	0	0	0	0	0	3
11	CMBS	89	2	10	0	1	0	103
12	CLOs	1,000	277	69	50	5	0	1,400
13	Other securitized products (card, etc.)	53	20	7	4	2	3	90
14	CDOs	0	0	0	0	1	0	1
15	Sub-prime ABS CDOs	0	0	0	0	0	0	0

16	Total	1,154	306	95	70	30	3	1,658

17	Percentage of total	70%	18%	6%	4%	2%	0%	100%
18	Percentage of total (End of March 2011)	30%	51%	7%	5%	6%	0%	100%

37

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of March 2012.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2011
1	LBO Loan[3] (Balance on a commitment basis)	29	110	15	165	319	(9)
2	Balance on a booking basis	20	96	12	154	282	(3)

3 Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of March 2012 was ¥3.93 trillion (¥1.23 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables

38

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Assets:
Cash and due from banks	7,892,503	6,401,537
Call loans	147,984	160,528
Receivables under resale agreements	545,449	566,222
Receivables under securities borrowing transactions	751,482	307,468
Monetary claims bought	1,964,799	2,221,915
Trading assets	6,657,614	5,736,034
Money held in trust	48,615	57,986
Securities	58,303,309	63,452,246
Allowance for losses on securities	(56,627)	(56,627)
Loans and bills discounted	64,981,715	69,386,000
Foreign exchanges	1,122,028	1,461,361
Other assets	4,277,306	5,319,356
Tangible fixed assets	872,747	864,836
Intangible fixed assets	311,683	327,329
Deferred tax assets	663,663	442,759
Customers’ liabilities for acceptances and guarantees	5,682,078	5,555,393
Allowance for credit losses	(712,944)	(762,942)

Total assets	153,453,411	161,441,406

39

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Liabilities:
Deposits	105,854,679	106,680,877
Negotiable certificates of deposit	8,609,042	9,341,667
Call money	1,253,406	2,005,828
Payables under repurchase agreements	4,758,873	6,100,858
Payables under securities lending transactions	614,479	2,155,306
Commercial papers	—	216,698
Trading liabilities	4,225,944	4,084,721
Borrowed money	6,573,203	8,541,603
Foreign exchanges	711,012	906,624
Bonds payable	4,207,311	4,504,334
Other liabilities	3,318,890	3,225,131
Reserve for bonuses	16,965	16,691
Reserve for bonuses to directors	141	145
Reserve for retirement benefits	12,547	5,131
Reserve for loyalty award credits	798	797
Reserve for contingent losses	40,012	49,840
Reserves under special laws	31	—
Deferred tax liabilities for land revaluation	180,195	154,420
Acceptances and guarantees	5,682,078	5,555,393

Total liabilities	146,059,614	153,546,071

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	1,744,287	2,004,311
Revenue reserve	190,044	190,044
Other retained earnings	1,554,242	1,814,267
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	833,613	1,093,638
Treasury stock	(250,000)	(250,000)

Total shareholders’ equity	7,084,520	7,344,545

Net unrealized gains (losses) on other securities	27,110	235,499
Net deferred gains (losses) on hedging instruments	65,497	82,389
Land revaluation excess	216,668	232,900

Total valuation and translation adjustments	309,275	550,789

Total net assets	7,393,796	7,895,334

Total liabilities and net assets	153,453,411	161,441,406

40

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Ordinary income	2,692,418	2,766,126
Interest income	1,617,422	1,553,338
Interest on loans and bills discounted	996,944	980,453
Interest and dividends on securities	433,249	450,980
Fees and commissions	512,649	525,881
Trading income	101,165	104,558
Other business income	370,005	482,293
Other ordinary income	91,175	100,054
Ordinary expenses	2,034,418	2,022,803
Interest expenses	369,843	349,587
Interest on deposits	128,464	110,913
Fees and commissions	138,350	136,553
Trading expenses	1,866	—
Other business expenses	90,444	149,048
General and administrative expenses	1,039,395	1,054,269
Other ordinary expenses	394,516	333,345

Ordinary profits	657,999	743,322

Extraordinary gains	44,079	12,819
Extraordinary losses	27,667	16,588

Income before income taxes	674,411	739,552

Income taxes - current	64,154	154,860
Income taxes - deferred	(29,006)	115,649

Total taxes	35,148	270,510

Net income	639,263	469,042

41

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Assets:
Cash and due from banks	1,813,494	1,581,341
Call loans	65,400	68,100
Receivables under securities borrowing transactions	222,291	—
Monetary claims bought	28,443	24,302
Trading assets	318,728	383,399
Money held in trust	2,290	5,368
Securities	10,687,782	12,694,953
Loans and bills discounted	10,589,116	10,520,913
Foreign exchanges	9,918	9,545
Other assets	767,285	734,102
Tangible fixed assets	166,259	169,559
Intangible fixed assets	64,917	62,039
Deferred tax assets	11,111	—
Customers’ liabilities for acceptances and guarantees	139,962	147,876
Allowance for credit losses	(54,436)	(63,931)

Total assets	24,832,564	26,337,570

42

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Liabilities:
Deposits	12,433,196	11,976,591
Negotiable certificates of deposit	2,931,733	3,953,824
Call money	418,379	238,420
Payables under repurchase agreements	3,184,471	3,501,140
Payables under securities lending transactions	197,871	426,520
Commercial papers	—	135,463
Trading liabilities	59,545	52,741
Borrowed money	2,340,455	2,118,606
Foreign exchanges	1,107	211
Short-term bonds payable	5,200	—
Bonds payable	288,800	347,800
Due to trust accounts	1,153,993	1,062,395
Other liabilities	381,320	867,958
Reserve for bonuses	4,321	4,325
Reserve for bonuses to directors	85	82
Reserve for contingent losses	17,042	14,830
Deferred tax liabilities	—	52,769
Deferred tax liabilities for land revaluation	6,570	5,447
Acceptances and guarantees	139,962	147,876

Total liabilities	23,564,058	24,907,007

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	548,371	597,084
Revenue reserve	73,714	73,714
Other retained earnings	474,657	523,370
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	335,452	384,165

Total shareholders’ equity	1,284,965	1,333,678

Net unrealized gains (losses) on other securities	(179)	138,050
Net deferred gains (losses) on hedging instruments	(9,282)	(34,692)
Land revaluation excess	(6,997)	(6,473)

Total valuation and translation adjustments	(16,459)	96,884

Total net assets	1,268,506	1,430,563

Total liabilities and net assets	24,832,564	26,337,570

43

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Ordinary income	530,530	527,651
Trust fees	76,539	73,129
Interest income	238,248	233,174
Interest on loans and bills discounted	111,236	104,304
Interest and dividends on securities	115,604	122,215
Fees and commissions	102,820	103,440
Trading income	7,416	18,052
Other business income	91,478	78,750
Other ordinary income	14,027	21,103
Ordinary expenses	425,844	417,547
Interest expenses	74,025	77,010
Interest on deposits	42,679	32,084
Fees and commissions	21,193	22,557
Trading expenses	205	—
Other business expenses	84,449	75,892
General and administrative expenses	201,391	202,603
Other ordinary expenses	44,579	39,483

Ordinary profits	104,685	110,104

Extraordinary gains	1,727	5,033
Extraordinary losses	4,428	1,590

Income before income taxes	101,985	113,547

Income taxes - current	1,856	32,789
Income taxes - deferred	24,637	4,897

Total taxes	26,494	37,687

Net income	75,490	75,860

44

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Assets:
Loans and bills discounted	147,345	147,366
Securities	48,559,568	48,875,266
Beneficiary rights to the trust	30,104,181	29,422,638
Securities held in custody accounts	1,157,840	3,113,032
Monetary claims	11,411,248	13,638,583
Tangible fixed assets	8,929,489	9,057,591
Intangible fixed assets	131,400	135,933
Other claims	2,790,990	4,356,505
Call loans	1,544,778	1,197,405
Due from banking account	1,459,085	1,416,693
Cash and due from banks	1,911,548	1,591,392

Total	108,147,478	112,952,408

Liabilities:
Money trusts	17,122,381	17,900,801
Pension trusts	12,224,957	12,130,567
Property formation benefit trusts	13,516	13,094
Investment trusts	29,401,183	28,618,119
Money entrusted other than money trusts	2,006,413	2,096,421
Securities trusts	1,302,122	4,102,251
Monetary claim trusts	11,827,795	14,011,078
Equipment trusts	52,281	63,316
Land and fixtures trusts	85,935	85,159
Composite trusts	34,110,892	33,931,596

Total	108,147,478	112,952,408

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Assets:
Loans and bills discounted	113,533	93,829
Securities	46,195	46,294
Other	877,473	838,001

Total	1,037,202	978,124

Liabilities:
Principal	1,033,111	974,326
Allowance for bad debts	341	282
Other	3,749	3,515

Total	1,037,202	978,124

45

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2011	As of March 31, 2012
Total funds	44,725,785	45,974,880
Deposits	12,433,196	11,976,591
Negotiable certificates of deposit	2,931,733	3,953,824
Money trusts	17,122,381	17,900,801
Pension trusts	12,224,957	12,130,567
Property formation benefit trusts	13,516	13,094

Loans and bills discounted	10,736,462	10,668,279

Banking account	10,589,116	10,520,913
Trust account	147,345	147,366

Investment securities	59,247,351	61,570,219

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

46